Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

MTS Markets International, Inc.,

a Delaware corporation

MMI Newco Inc., a Delaware corporation

and

Bonds.com Group, Inc., a Delaware corporation,

Dated: as of March 5, 2014

TABLE OF CONTENTS

ARTICLE I THE MERGER		2
1.1	The Merger	2
1.2	Effective Time	2
1.3	Effects of the Merger	2
1.4	Certificate of Incorporation and Bylaws	3
1.5	Directors and Officers of the Surviving Corporation	3

ARTICLE II CONVERSION OF STOCK; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES		3
2.1	Conversion of Capital Stock	3
2.2	Merger Consideration	4
2.3	Payment of Merger Consideration	5
2.4	Stock Options	7
2.5	Withholding Rights	7
2.6	Company Warrants	7
2.7	Appraisal Rights	8
2.8	Merger Consideration Adjustment	8
2.9	Reserve Amount	11

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		11
3.1	Organization and Standing	11
3.2	Corporate Power and Authority	12
3.3	Conflicts; Consents and Approval	12
3.4	Brokerage and Finders’ Fees	13
3.5	Financing	13
3.6	Ownership of Merger Sub; No Prior Activities	13
3.7	Absence of Certain Arrangements	13
3.8	Information Supplied	13
3.9	Legal Proceedings	13
3.10	Ownership of Company Common Stock	14

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		14
4.1	Organization and Standing	14
4.2	Subsidiaries	14
4.3	Corporate Power and Authority	15
4.4	Capitalization of the Company	15
4.5	Conflicts; Consents and Approvals	17
4.6	Brokerage and Other Fees	17
4.7	The Company SEC Documents	17
4.8	Information Statement	19
4.9	Compliance with Law	20
4.10	Litigation	20
4.11	No Material Adverse Change; Ordinary Course Operations	20
4.12	Taxes	20

i

4.13	Intellectual Property	23
4.14	Title to and Condition of Properties	25
4.15	Employee Benefit Plans	25
4.16	Contracts	28
4.17	Labor Matters	29
4.18	Undisclosed Liabilities	30
4.19	Permits; Compliance	30
4.20	Environmental Matters	31
4.21	Opinion of Financial Advisor	31
4.22	Board Recommendation; Required Vote	32
4.23	Takeover Laws	32
4.24	Insurance	32
4.25	Regulatory	32
4.26	No Other Representations and Warranties	33

ARTICLE V COVENANTS OF THE PARTIES		33
5.1	Mutual Covenants	33
5.2	Covenants of Parent	35
5.3	Covenants of the Company	38

ARTICLE VI CONDITIONS		45
6.1	Conditions to the Obligations of Each Party	45
6.2	Conditions to the Obligations of Parent	45
6.3	Conditions to the Obligations of the Company	47

ARTICLE VII TERMINATION AND AMENDMENT		48
7.1	Termination	48
7.2	Effect of Termination	49
7.3	Termination Fee	49

ARTICLE VIII TAX MATTERS		50
8.1	Straddle Period	50
8.2	Tax Periods Ending on or before the Closing Date	50
8.3	Cooperation on Tax Matters	51
8.4	Certain Taxes	51
8.5	Additional Tax Provisions	51

ARTICLE IX INDEMNIFICATION		52
9.1	Survival of Representations	52
9.2	Indemnification of Parent Indemnified Parties	53
9.3	Indemnification by Parent	54
9.4	Procedures for Indemnification; Defense	54
9.5	Limitations on Indemnification	56
9.6	Exclusive Remedy	56
9.7	Escrow	57
9.8	Mitigation; Other Limitations	57
9.9	Payments	57
9.10	Tax Treatment of Indemnity Payments	58
9.11	No Contribution	58
9.12	Waiver of Rights Against the Company	58

ii

ARTICLE X MISCELLANEOUS		58
10.1	Notices	58
10.2	Stockholder Representative	60
10.3	Interpretation	63
10.4	Counterparts	63
10.5	Entire Agreement	63
10.6	Third-Party Beneficiaries	63
10.7	Governing Law	63
10.8	Consent to Jurisdiction; Venue	63
10.9	Waiver of Jury Trial	64
10.10	Assignment	64
10.11	Expenses	64
10.12	Amendment	64
10.13	Extension; Waiver	64
10.14	Severability	64
10.15	Specific Performance	65

EXHIBITS

Exhibit A	Certificate of Incorporation of Surviving Corporation
Exhibit B	Bylaws of Surviving Corporation
Exhibit C	Warrants and Options
Exhibit D	Stockholder Consent (other than Series A)
Exhibit E	Series A Stockholder Consent
Exhibit F	Escrow Agreement
Exhibit G	Allocation of Merger Consideration

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is dated as of March 5, 2014, among MTS Markets International, Inc., a Delaware corporation (“Parent”), MMI Newco Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Bonds.com Group, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings set forth in Annex A hereto.

PRELIMINARY STATEMENTS

A. It is proposed that, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), pursuant to which each share of the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”) and each share of the Company’s Series A participating preferred stock, par value $0.0001 per share (the “Series A Stock”), Series C convertible preferred stock, par value $0.0001 per share (the “Series C Stock”), Series E convertible preferred stock, par value $0.0001 per share (the “Series E Stock”), Series E-1 convertible preferred stock, par value $0.0001 per share (the “Series E-1 Stock”), and Series E-2 convertible preferred stock, par value $0.0001 per share (the “Series E-2 Stock” and, collectively with the Series A Stock, Series C Stock, Series E Stock and Series E-1 Stock, the “Company Preferred Stock”), in each case outstanding immediately prior to the Effective Time, and in each case other than securities owned directly or indirectly by Parent, Merger Sub or the Company or their respective wholly owned Subsidiaries, will be converted into the right to receive the Merger Consideration, all as more fully provided below. The transactions contemplated by this Agreement are referred to herein as the “Transactions.”

B. The Board of Directors of the Company (the “Company Board”) has determined that the Merger is in the best interests of the Company and its stockholders (the “Company Stockholders”) and the Company desires to combine its businesses with the businesses operated by Parent.

C. The respective Boards of Directors of Parent and Merger Sub have, on the terms and subject to the conditions set forth herein, determined the Merger to be desirable and in the best interests of their respective stockholders, and the Company Board and the respective Boards of Directors of Parent and Merger Sub, by resolutions duly adopted, have approved and adopted this Agreement.

AGREEMENT

The parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. On the terms and subject to the conditions of this Agreement, and in accordance with the provisions of the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time (as defined below). For the avoidance of doubt, the parties shall use their reasonable best efforts to have the Merger effected in accordance with Section 251 of the DGCL, subject to Section 5.3(d). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware. The Company, in its capacity as the corporation surviving the Merger, is sometimes referred to as the “Surviving Corporation.”

1.2 Effective Time. As promptly as possible on the Closing Date (as defined below), the parties shall cause the Merger to be consummated by: (i) filing with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of merger (the “Certificate of Merger”) in such form as is required by and executed in accordance with the DGCL. The Merger shall become effective when the Certificate of Merger has been filed with the Delaware Secretary of State, or at such later time as shall be agreed upon by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”). Immediately prior to the filings referred to in this Section 1.2, the closing of the Merger (the “Closing”) shall be held at the offices of K&L Gates LLP located at 599 Lexington Avenue, New York, New York, or such other place as the parties may agree on, as soon as practicable (but in any event within three Business Days) following the date on which all conditions set forth in ARTICLE VI that are capable of being satisfied prior to the Closing have been satisfied or, to the extent permitted hereunder, waived, or at such other date as Parent and the Company may agree; provided that the conditions set forth in ARTICLE VI have been satisfied or waived at or prior to such date. The date on which the Closing takes place is referred to as the “Closing Date.” For all tax purposes, the Closing shall be effective at the end of the day on the Closing Date.

1.3 Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in Section 259 of the DGCL; provided, however, that, notwithstanding Section 259(a) of the DGCL and any other provision in this Agreement, (i) any attorney-client privilege of the Company or associated with the business and operations of the Company pertaining to the Merger and the ancillary transactions contemplated by this Agreement, and (ii) all emails, correspondence, invoices, recordings, and other documents or files, evidencing or reflecting communications between the Company and the Company’s counsel pertaining to the Merger, and all files maintained by any law firm or legal counsel pertaining to the transactions contemplated by this Agreement, shall be excluded from the rights, privileges, powers, franchises, restrictions, disabilities and duties that, as a result and consequence of the Merger, transfer from the Company to the Surviving Corporation, shall therefore not vest in the Surviving Corporation.

1.4 Certificate of Incorporation and Bylaws. The Certificate of Merger shall provide that at the Effective Time (i) the Certificate of Incorporation of the Surviving Corporation as in effect immediately prior to the Effective Time shall be amended and restated as of the Effective Time to read in its entirety as set forth in Exhibit A, and (ii) the Bylaws of the Surviving Corporation in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety as set forth in Exhibit B, in each case until amended in accordance with the DGCL; provided, however, that any such amendment of the Certificate of Incorporation and Bylaws of the Surviving Corporation shall be in accordance with the terms of Section 5.2(a).

1.5 Directors and Officers of the Surviving Corporation. From and after the Effective Time, the directors of Merger Sub prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation or Bylaws of the Surviving Corporation. The individuals specified by Parent in writing to the Company at least two Business Days prior to the Closing Date shall be the initial officers of the Surviving Corporation and shall hold office from and after the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation or Bylaws of the Surviving Corporation.

ARTICLE II

CONVERSION OF STOCK; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, or their respective stockholders:

(a) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation. Such newly issued shares shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.

(b) Subject to the other provisions of this ARTICLE II, each share of Company Preferred Stock and Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 2.1(c) hereof) shall be converted into and represent the right to receive, and shall be exchangeable for, such portion of the Merger Consideration, if any, pursuant to Section 2.2.

(c) Each share of Company Common Stock and Company Preferred Stock held in treasury by the Company immediately prior to the Effective Time or owned by Merger Sub, Parent or any direct or indirect wholly owned subsidiary of Parent, Merger Sub or of the Company immediately prior to the Effective Time, shall be canceled and retired without any conversion thereof and shall cease to exist, and no payment or distribution shall be made and no consideration of any kind shall be delivered in exchange therefor.

(d) Except as set forth in Section 2.1(c), at the Effective Time, each share of Company Common Stock and Company Preferred Stock converted into the right to receive a portion of the Merger Consideration pursuant to Section 2.1(b) shall be automatically canceled and shall cease to exist, and the holders immediately prior to the Effective Time of certificates that, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock or Company Preferred Stock (the “Certificates”) and outstanding shares of Company Common Stock and Company Preferred Stock not represented by certificates (“Book Entry Shares”), shall cease to have any rights with respect to such security, other than the right to receive, upon surrender of such Certificates or Book Entry Shares, as the case may be, in accordance with Section 2.2, the portion of Merger Consideration that each share of Company Common Stock and Company Preferred Stock is entitled to receive, if any.

2.2 Merger Consideration.

(a) For purposes of this Agreement, “Merger Consideration” shall mean an amount equal to the sum of Fifteen Million Dollars ($15,000,000) plus or minus the Final Working Capital Adjustment (as defined below), if any, minus the Closing Liabilities, and minus Transaction Expenses, subject to Section 2.7(b). As full consideration for all of the issued and outstanding shares of Company Common Stock and Company Preferred Stock, each Company Stockholder shall receive the following amounts, all as described in Exhibit G:

(i) in respect of each share of Series E-2 Stock, the portion of the Merger Consideration that a holder of such share is entitled to receive upon a Change of Control (as defined in the Company Certificate) pursuant to Section 3(c) of Annex C of the Company Certificate, if any;

(ii) in respect of each share of Series E-1 Stock, the portion of the Merger Consideration that a holder of such share is entitled to receive upon a Change of Control pursuant to Section 3(c) of Annex C of the Company Certificate, if any;

(iii) in respect of each share of Series E Stock, the portion of the Merger Consideration that a holder of such share is entitled to receive upon a Change of Control pursuant to Section 3(c) of Annex C of the Company Certificate, if any;

(iv) in respect of each share of Series C Stock, the portion of the Merger Consideration that a holder of such share is entitled to receive upon a Change of Control pursuant to Section 3(c) of each of Annex B and Annex C of the Company Certificate, if any;

(v) in respect of each share of Series A Stock, the portion of the Merger Consideration that a holder of such share is entitled to receive upon a Change of Control pursuant to Section 3(c) of each of Annex A and Annex C of the Company Certificate, if any; and

(vi) in respect of each share of Common Stock, the portion of the Merger Consideration that a holder of such share is entitled to receive upon a Change of Control pursuant to Section 3(b) of Annex C of the Company Certificate, if any.

2.3 Payment of Merger Consideration.

(a) Payment by Parent. At the Closing, Parent shall make the following payments:

(i) the Closing Liabilities to the Company Obligees;

(ii) an amount equal to One Million Five Hundred Thousand Dollars ($1,500,000) to the Escrow Agent to be held in and disbursed from the Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement (the “Escrow Amount”), which amount shall be subject to reduction for the Working Capital adjustment pursuant to Section 2.8 and indemnity claims pursuant to Section 9.2 and the Escrow Agreement;

(iii) an amount equal to the Reserve Amount to the Stockholder Representative, to be held and disbursed in accordance with the terms of Section 2.9;

(iv) the Transaction Expenses reflected on the Transaction Expense Statement to each Person who is owed a portion thereof; and

(v) Subject to Section 2.7(b), Fifteen Million Dollars ($15,000,000) plus or minus the Estimated Working Capital Adjustment Amount, if any, minus the Closing Liabilities, minus the Escrow Amount, minus the Reserve Amount, and minus Transaction Expenses, to the Disbursing Agent (as defined below).

(b) Payment by Disbursing Agent; Surrender of Certificates.

(i) Pursuant to an agreement (the “Disbursing Agent Agreement”) to be entered into prior to the Effective Time, between Parent and a disbursing agent designated by Parent and reasonably acceptable to the Company (the “Disbursing Agent”), prior to the Effective Time, Parent or the Surviving Corporation shall deposit, or cause to be deposited, with the Disbursing Agent, in trust for the benefit of the Company Stockholders, the aggregate amount of cash payable as part of the Merger Consideration for the Company Common Stock and Company Preferred Stock pursuant to Section 2.3(a). The Disbursing Agent may invest the cash deposited with it in such manner as Parent or the Surviving Corporation, as the case may be, directs, provided that substantially all of such investments be in obligations of or guaranteed by the United States of America (collectively, “Permitted Investments”), or in money market funds which are invested solely in Permitted Investments. Any net profit resulting from, or interest or income produced by, investment of the deposited cash shall be payable to the Surviving Corporation. If for any reason (including losses) the funds deposited with the Disbursing Agent are inadequate to pay the amounts to which holders of shares shall be entitled under Section 2.3(b)(ii), Parent shall take all steps necessary to enable or cause the Surviving Corporation promptly to deposit in trust additional cash with the Disbursing Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Corporation shall in any event be liable for the payment thereof. The funds deposited with the Disbursing Agent shall not be used for any other purpose. The Surviving Corporation shall pay all charges and expenses, including those of the Disbursing Agent, in connection with the exchange of shares of Company Common Stock and Company Preferred Stock. Any funds remaining with the Disbursing Agent six months after the Closing Date shall be released and repaid by the Disbursing Agent to the

Surviving Corporation pursuant to the terms of this Agreement and any additional terms as may be set forth in the Disbursing Agent Agreement, and such unclaimed funds shall, subject to Applicable Law, become the property of the Surviving Corporation, after which time persons entitled to any part of such Merger Consideration may look only to the Surviving Corporation for payment (subject to abandoned property, escheat and similar laws).

(ii) As soon as practicable after the Effective Time, Parent shall cause the Disbursing Agent to send a notice and transmittal form (in a form reasonably acceptable to Parent) to each holder of Certificates or Book Entry Shares, advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Disbursing Agent such Certificates or Book Entry Shares in exchange for the applicable portion of the Merger Consideration. Upon the surrender of a Certificate or Book Entry Share to the Disbursing Agent together with and in accordance with such transmittal form, the holder of the Certificate or Book Entry Share shall be entitled to receive in exchange such portion of the Merger Consideration payable in respect of each share represented by that Certificate or Book Entry Share, if any. Upon such surrender, the Disbursing Agent will promptly pay such holder the portion of such Merger Consideration that it is entitled to receive, if any. Until surrendered, each such Certificate or Book Entry Share shall be deemed for all purposes to evidence only the right to receive such portion of the Merger Consideration that it is entitled to receive pursuant to Section 2.2, if any. Any fractional interest in a share of Company Common Stock or Company Preferred Stock shall be entitled to be exchanged for an amount equal to that fraction multiplied by the Merger Consideration to which such share would be entitled to receive pursuant to Section 2.2.

(iii) If the Merger Consideration (or any portion thereof) is to be delivered to a person other than the person in whose name the Certificates or Book Entry Shares so surrendered are registered, it shall be a condition to the payment of such Merger Consideration (or portion thereof) that any Certificates so surrendered shall be properly endorsed or accompanied by appropriate stock powers and otherwise be in proper form for transfer, that the transfer otherwise be proper and that the person requesting such transfer shall have paid to the Disbursing Agent any transfer or other Taxes payable by reason of the foregoing or establish to the satisfaction of the Disbursing Agent that such Taxes have been paid or are not required to be paid.

(iv) If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of lost certificate (including an agreement to indemnify the Surviving Corporation and its Affiliates for any Losses related to such lost certificate) by the person claiming such Certificate to be lost, stolen or destroyed, Parent shall cause the Disbursing Agent to pay in exchange for such lost, stolen or destroyed Certificate such portion of the Merger Consideration deliverable in respect to the shares of Company Common Stock and Company Preferred Stock, as the case may be, that were evidenced by the lost, stolen or destroyed Certificate, if any.

(v) No interest or dividends shall be paid, or accrued, to any Company Stockholder on any portion of the Merger Consideration.

(vi) At and after the Effective Time, the holder of a Certificate or a Book Entry Share shall cease to have any rights as a stockholder of the Company, except for the right to surrender his, her or its Certificates or Book Entry Shares in exchange for payment of the Merger Consideration, and no transfer of shares shall be made on the stock transfer books of the Surviving Corporation.

2.4 Stock Options. No later than ten (10) Business Days prior to the Effective Time, the Company shall notify each holder of an outstanding, unexpired and unexercised option to purchase shares of Company Common Stock (each, a “Stock Option”) that it is entitled to exercise such Stock Option prior to the Effective Time. From and after the Effective Time, pursuant to written notice delivered by the Company, all Stock Options shall be terminated and shall no longer be exercisable by the former holder thereof for any shares of Company Common Stock or capital stock of the Surviving Corporation.

2.5 Withholding Rights. Each of Merger Sub, Parent, the Surviving Corporation and the Disbursing Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to ARTICLE II of this Agreement to any holder of Company Preferred Stock or Company Common Stock such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder, or any provision of state, local or foreign Tax law. To the extent that amounts are so deducted and withheld, and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Preferred Stock or Company Common Stock in respect of which such deduction and withholding was made.

2.6 Company Warrants.

(a) No later than ten (10) Business Days prior to the Effective Time, the Company shall notify each holder of an outstanding, unexpired and unexercised warrant to purchase shares of Series A Stock (each, a “Preferred Stock Warrant”) that it is entitled to exercise such Preferred Stock Warrant prior to the Effective Time in accordance with the terms thereof. From and after the Effective Time, pursuant to written notice delivered by the Company, all Preferred Stock Warrants shall be terminated and shall no longer be exercisable by the former holder thereof for any shares of Company Preferred Stock or capital stock of the Surviving Corporation.

(b) No later than ten (10) Business Days prior to the Effective Time, the Company shall notify each holder of an outstanding, unexpired and unexercised warrant to purchase shares of Company Common Stock (each, a “Company Stock Warrant, together with the Preferred Stock Warrants, the “Warrants”) that it is entitled to exercise such Company Stock Warrant prior to the Effective Time in accordance with the terms thereof. From and after the Effective Time, pursuant to written notice delivered by the Company, all Common Stock Warrants shall be terminated and shall no longer be exercisable by the former holder thereof for any shares of Company Common Stock or capital stock of the Surviving Corporation.

2.7 Appraisal Rights.

(a) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock and Company Preferred Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the relevant provisions of Section 262 of the DGCL (such holder, the “Dissenting Stockholders” and such shares, the “Dissenting Shares”), shall, to the extent otherwise exchangeable for the right to receive a portion of the Merger Consideration, not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration, but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s Dissenting Shares shall thereupon be treated in accordance with Section 2.1, without any interest thereon. The Company shall give Parent (i) prompt notice of any written demands for appraisal of any shares of Company Common Stock or Company Preferred Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to Company Stockholders’ rights of appraisal, and (ii) the opportunity to participate in and jointly with the Company direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Neither Parent nor the Company shall, except with the prior written consent of the other, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.

(b) In the event any Company Stockholder properly demands appraisal, the aggregate amount of Merger Consideration shall be reduced by the portion of Merger Consideration that would have been payable in respect of the Dissenting Shares had the holder thereof not demanded and perfected appraisal of such shares. Any portion of the Merger Consideration made available to the Disbursing Agent pursuant to Section 2.2 to pay for shares of Company Common Stock or Company Preferred Stock for which appraisal rights have been perfected shall be returned to Parent upon demand.

2.8 Merger Consideration Adjustment

(a) Estimated Adjustment.

(i) On the date that is two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent (A) a certificate of the Company’s Chief Financial Officer (the “Estimated Closing Certificate”) setting forth the Company’s calculation of, as of the Closing Date (on an estimated basis), (1) the amount of Closing Liabilities, (2) the estimated Working Capital (“Estimated Working Capital”), (3) the adjustment to the Merger Consideration calculated in accordance with Section 2.8(a)(ii), and (4) the Merger Consideration minus the Escrow Amount calculated in accordance with Section 2.3(a)(ii), (B) a table showing the amount of Merger Consideration that each Company Stockholder is entitled to receive, if any, and (C) a consolidated balance sheet of the Company as of the Closing Date (on an estimated basis) (the “Estimated Closing Balance Sheet”), which shall have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied using the same accounting methods, practices, principles, policies and procedures that were used in the preparation of the Company’s financial statement as of September 30, 2013 and shall fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of such date.

(ii) In the event that the Estimated Working Capital is less than the Working Capital Threshold by more than $25,000, the Merger Consideration shall be reduced in an amount equal to such shortfall of more than $25,000, and in the event that the Estimated Working Capital is more than the Working Capital Threshold by more than $25,000, the Merger Consideration shall be increased in an amount equal to such excess of more than $25,000 (such decrease or increase, the “Estimated Working Capital Adjustment Amount”).

(b) True-Up of Adjustment.

(i) Within ninety (90) days after the Closing Date, Parent shall deliver to the Stockholder Representative (A) a certificate of an officer of Parent (the “Closing Certificate”) setting forth Parent’s calculation, as of the Closing Date, of (A) the amount of Working Capital as of the Closing Date in reasonable detail and the adjustment to the Merger Consideration calculated in accordance with Section 2.8(b)(iv), and (B) a consolidated balance sheet of the Company as of the Closing Date (the “Closing Balance Sheet”), which shall have been prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures that were used in the preparation of the Company’s financial statement as of September 30, 2013 and shall fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of such date.

(ii) The Stockholder Representative shall have fifteen (15) Business Days from the date on which the Closing Balance Sheet has been delivered to it to raise any objection(s) to the Closing Certificate or the Closing Balance Sheet, by delivery of written notice to Parent setting forth such objection(s) in reasonable detail (the “Disputed Items”). In the event that the Stockholder Representative shall not deliver any such objection(s) with respect to the Closing Certificate or the Closing Balance Sheet within such fifteen-Business Day period, then the Closing Certificate shall be deemed final for purposes of this Section 2.8. In the event that any such objection(s) are so delivered, Parent and the Stockholder Representative shall attempt, in good faith, to resolve the Disputed Items and, if they are unable to resolve all of the Disputed Items within fifteen (15) Business Days of delivery of such notice, shall, within five (5) Business Days thereafter (or such earlier date as mutually agreed), designate a nationally recognized firm of independent public accountants, mutually agreeable to Parent and the Stockholder Representative (the “Accountant Arbitrator”). In the event that Parent and the Stockholder Representative are unable to agree on the Accountant Arbitrator within such five-Business Day period, the Accountant Arbitrator shall be designated jointly by the independent accountants of Parent and the Stockholder Representative (which may be the Company’s present independent accountants) within five (5) Business Days thereafter. The Accountant Arbitrator shall resolve all remaining Disputed Items in accordance herewith within twenty (20) Business Days from the date of its designation. In connection with the foregoing, the Accountant Arbitrator shall be instructed to and must (A) limit its determination(s) only to the remaining Disputed Items, (B) make its determination(s) as to each remaining Disputed Item based upon the application of GAAP applied using the same accounting methods, practices, principles, policies and procedures that were used in the preparation of the Company’s financial statements as of September 30, 2013 and (C) not assign a value to any remaining Disputed Item greater than the higher value for such Disputed Item claimed by either Parent or the Stockholder Representative or less than the lower value for such Disputed Item claimed by either Parent or the Stockholder Representative. All determinations by the Accountant Arbitrator shall be final and binding upon Parent and the Stockholder Representative for purposes of this Section 2.8, absent fraud or manifest error.

(iii) Parent shall pay a portion of the fees and expenses of the Accountant Arbitrator equal to 100% multiplied by a fraction, the numerator of which is the amount of Disputed Amounts submitted to the Accountant Arbitrator that are resolved in favor of the Stockholder Representative (that being the difference between the Accountant Arbitrator’s determination and Parent’s determination) and the denominator of which is the total amount of Disputed Amounts submitted to the Accountant Arbitrator (that being the sum total by which Parent’s determination and the Stockholder Representative’s determination differ). The portion of the fees and expenses of the Accountant Arbitrator that the Parent is not required to pay hereunder shall be disbursed to Accountant Arbitrator from the Escrow Account.

(iv) In the event that Working Capital as finally determined pursuant to this Section 2.8(b) (“Final Working Capital”) is less than the Estimated Working Capital, the Escrow Agent (on behalf of the Company Stockholders) shall promptly release to Parent from the Escrow Account an amount equal to such deficiency. In the event that the Final Working Capital is more than the Estimated Working Capital, Parent shall pay the amount of such excess to the Escrow Agent to be held in and disbursed from the Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement. Any payment made pursuant to this Section 2.8(b)(iv) is referred to herein as the “Final Working Capital Adjustment.”

(v) Any payment to Parent pursuant to this Section 2.8 shall be made within two (2) Business Days from the date that the Closing Certificate is finally determined pursuant to Section 2.8(b), by wire transfer of immediately available funds to an account of Parent designated in writing.

(c) Adjustments for Tax Purposes. Any payments made pursuant to this Section 2.8 shall be treated as an adjustment to the Merger Consideration by the parties for Tax purposes, unless otherwise required by law.

(d) Reservation of Rights. Except as otherwise provided in this Agreement, Parent shall retain all rights and remedies with respect to any breach(es) of any representation(s) and warranty(ies) of the Company contained in this Agreement, notwithstanding the existence of any adjustment to the Merger Consideration effected in accordance with this Section 2.8; provided, however, Parent shall be permitted to pursue a remedy based on particular facts and circumstances either as an adjustment to Estimated Working Capital or as an indemnification claim, but not both.

2.9 Reserve Amount

(a) Pursuant to Section 2.3(a)(v), the Reserve Amount shall be paid from the Merger Consideration by Parent at Closing to the Stockholder Representative, for the benefit of the Series E-2 Stockholders. The Stockholder Representative shall hold and invest the Reserve Amount in investments permitted under Section 1.3 of the Escrow Agreement. At any time before Closing, the Required Series E-2 Stockholders may, by notice to the Parent and the Company, increase the amount of the Reserve Fund such that the total Reserve Fund does not exceed $200,000 and to cover its indemnification rights under Section 10.2(c).

(b) The Reserve Amount may be used by the Stockholder Representative to pay any expenses (including reasonable documented legal fees, accounting fees, consulting fees, and other out-of-pocket expenses) incurred by the Stockholder Representative and to cover its indemnification rights under Section 10.2(c). The Reserve Amount will not be available to any Parent Indemnified Party in satisfaction of any indemnification or other obligations of the Stockholders hereunder and will only be available to the Stockholder Representative to satisfy expenses and indemnification as provided in this Section 2.9. The Reserve Amount is for convenience of administration only, and its establishment does not limit any rights or obligations of the Stockholder Representative or any other Person under this Agreement.

(c) The Reserve Amount shall be held as a trust fund by the Stockholder Representative and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes of and in accordance with the terms of this Agreement. The remainder of the Reserve Amount shall be allocated and distributed pro rata in accordance with Section 2.2 and Section 2.3, as follows: (a) a proportionate amount of the Reserve Fund with any disbursement of the Escrow Fund to the Series E-2 Stockholders, (b) in whole when the full Escrow Fund has been distributed to either the Series E-2 Stockholders or the Parent, and (c) at any other time when the Required Series E-2 Stockholders jointly and in writing direct the Stockholder Representative to disburse the funds. Notwithstanding the foregoing, the Stockholder Representative will be entitled to reserve from any disbursement of the Reserve Amount an amount sufficient to pay its expenses and cover its indemnification rights under Section 10.2(c).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as expressly set forth in the disclosure schedule delivered by Parent and Merger Sub to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) (with specific reference to the section of this Agreement to which the information stated in such disclosure schedule relates), Parent and Merger Sub jointly and severally represent and warrant to the Company, on the date hereof and as of the Closing Date, that:

3.1 Organization and Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and, where applicable, in good standing under the laws of its state of incorporation with full corporate power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Parent and Merger Sub is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, requires it to so qualify, except where the failure to be in good standing would not, individually or in the aggregate, prevent or materially impair or delay the consummation of the Transactions. Parent is not in default in the performance, observance, or fulfillment of any provision of its Certificate of Incorporation or Bylaws, each as amended to date, and Merger Sub is not in default in the performance, observance or fulfillment of any provisions of its Certificate of Incorporation or Bylaws, each as amended to date.

3.2 Corporate Power and Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions by Parent and Merger Sub have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, respectively. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and constitutes the legal, valid and binding obligation of each of Merger Sub and Parent enforceable against each of them in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity.

3.3 Conflicts; Consents and Approval. Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation by either of them of the Transactions will:

(a) conflict with, or result in a violation of any material provision of, the Certificate of Incorporation or Bylaws, each as amended to date, of Parent or Merger Sub;

(b) violate, or conflict with, in any material respect, or result in a material breach of any provision of, or constitute a default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, materially modify or call a default under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries, or result in the cancellation or acceleration of any obligation or loss of any material benefit pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Parent or any of its Subsidiaries is a party;

(c) violate, in any material respect, any law, order, writ, injunction, decree, statute, rule or regulation applicable to Parent or any of its Subsidiaries or their respective properties or assets; or

(d) require Parent, Merger Sub or any of their Affiliates to take any action, obtain any consent, approval, review or registration, make any filing or provide any notice to, by, from or with, any third party or any local, domestic, foreign or multi-national court, arbitral tribunal, administrative agency, commission or other governmental or regulatory body, agency, instrumentality or authority, or self-regulatory agency (a “Governmental Authority”), other than (i) registrations or other actions required under federal and state securities laws as are contemplated by this Agreement, (ii) compliance with the requirements of the Financial Industry Regulatory Authority (“FINRA”), (iii) consents or approvals of any Governmental Authority set forth in Section 3.3 of the Parent Disclosure Schedule, and (iv) filing and recordation of appropriate merger documents as required by DGCL.

3.4 Brokerage and Finders’ Fees. Neither Parent nor any stockholder, director, officer, employee or agent of Parent has incurred or will incur on behalf of Parent any brokerage, finders’ or similar fee in connection with the Transactions.

3.5 Financing. Parent has, and shall have at the Effective Time, as applicable, funds available that are sufficient to permit Parent to pay the Merger Consideration pursuant to Section 2.2 and to perform the other obligations of Parent and Merger Sub contemplated by this Agreement.

3.6 Ownership of Merger Sub; No Prior Activities. Parent owns all of the outstanding capital stock of Merger Sub. Merger Sub was formed by Parent solely for the purpose of engaging in the Transactions. As of the date of this Agreement and the Effective Time, except for obligations, liabilities or agreements incurred or entered into in connection with its incorporation or organization and this Agreement and the Transactions, Merger Sub has not and will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

3.7 Absence of Certain Arrangements. There is no agreement (other than this Agreement), arrangement or understanding between Parent or Merger Sub, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Transactions.

3.8 Information Supplied. None of the information supplied or to be supplied in writing by Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement will, at the times such documents or any amendments or supplements thereto are filed with the SEC, and when first published, sent or given to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied in writing by Parent or Merger Sub for inclusion or incorporation by reference in any other document filed or to be filed with the SEC or any other Government Authority in connection with the Merger will, at the respective times such documents or any amendments or supplements thereto are filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Information Statement based on information supplied by the Company for inclusion or incorporation by reference therein.

3.9 Legal Proceedings. As of the date hereof, there is no pending or, to the knowledge of Parent, threatened, Action against Parent or any of its Subsidiaries, including Merger Sub, nor is there any injunction, order, judgment, ruling or decree imposed upon Parent or any of its Subsidiaries, including Merger Sub, in each case, by or before any Governmental Authority, that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on Parent’s and Merger Sub’s ability to consummate the Transactions.

3.10 Ownership of Company Common Stock. Neither Parent nor any of its Affiliates beneficially owns (as defined in Rule 13d-3 of the Exchange Act) any shares of Company Common Stock and neither Parent nor any of its Affiliates during the last three (3) years has been an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly set forth in (a) the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), and (b) the Company SEC Documents filed on or after December 31, 2012 other than any disclosure contained or referenced therein under the captions “Risk Factors” and “Forward-Looking Statements” and any other disclosure contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature (it being agreed that any matter disclosed in such Company SEC Documents shall be deemed to qualify this ARTICLE IV only to the extent that it is readily apparent from such disclosure the section or sections of this Agreement to which such disclosure is relevant), the Company represents and warrants to Parent and Merger Sub, as of the date hereof and as of the Closing Date, that:

4.1 Organization and Standing. Each of the Company and its Subsidiaries is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware with full company power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of the Company and its Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction would not have a Material Adverse Effect. The Company has furnished to Parent complete and correct copies of the Company Certificate and the Company’s Bylaws and the Certificate of Incorporation and Bylaws or Certificate of Formation and Operating Agreement, as applicable, of each of its Subsidiaries, in each case as amended to the date of this Agreement.

4.2 Subsidiaries. Section 4.2 of the Company Disclosure Schedule lists the name and jurisdiction of organization of each Subsidiary of the Company. Except as set forth in Section 4.2 of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any equity, convertible securities or other ownership interest in any corporation, partnership, or other entity or enterprise. Except as set forth in Section 4.2 of the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale, repurchase or transfer by any of the Company’s Subsidiaries of any securities of such Subsidiary, nor are there outstanding any securities which are convertible into or exchangeable for any equity interests of any of the Company’s Subsidiaries.

4.3 Corporate Power and Authority. The Company has all requisite company power and authority to enter into and deliver this Agreement and the Ancillary Agreements to which it shall become a party, to perform its obligations hereunder and thereunder and, subject to approval of the Merger and Transactions by the Company Stockholders, to consummate the Transactions. The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it shall become a party have been duly authorized by all necessary corporate action on the part of the Company, subject to approval of the Merger and the Transactions by the Company Stockholders. This Agreement and the Ancillary Agreements to which the Company shall become a party have been (or will be) duly executed and delivered by the Company and constitutes (or will constitute) the legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity. Except as set forth in Section 4.3 of the Company Disclosure Schedule, the Company has furnished to Parent complete and correct copies of the minutes of all meetings (and written consents in lieu of a meeting) of the stockholders and the Board of Directors (and all committees of the Board of Directors) of the Company and each of its Subsidiaries since January 1, 2012.

4.4 Capitalization of the Company.

(a) As of March 5, 2014, the Company’s authorized capital stock consisted solely of (a) 1,500,000,000 shares of Company Common Stock, of which (i) 243,438 shares were issued and outstanding, (ii) 1,422,487 shares were reserved for issuance upon the conversion of outstanding Preferred Stock, (iii) 570,531 shares were reserved for future issuance upon the exercise of outstanding Common Stock Options, (iv) 1,210,183 shares were reserved for future issuance under outstanding Common Stock Warrants, and (v) 107,840 shares were reserved for future issuance under other option, warrant or conversion agreements or arrangements; (b) 508,000 shares of Series A Stock, of which (i) 215 shares were issued and outstanding, (ii) 446 shares were reserved for future issuance under outstanding Preferred Stock Warrants, and (iii) 0 shares were reserved for future issuance under other option, warrant or conversion agreements or arrangements; (c) 10,000 shares of Series C Stock, of which (i) 10,000 shares were issued and outstanding and (ii) 0 shares were reserved for future issuance under other option, warrant or conversion agreements or arrangements; (d) 12,000 shares of Series E Stock, of which (i) 11,183 shares were issued and outstanding and (ii) 0 shares were reserved for future issuance under other option, warrant or conversion agreements or arrangements; (e) 1,400 shares of Series E-1 Stock, of which (i) 1,334 shares were issued and outstanding and (ii) 0 shares were reserved for future issuance under other option, warrant or conversion agreements or arrangements; and (f) 20,000 shares of Series E-2 Stock, of which (i) 19,000 shares were issued and outstanding and (ii) 0 shares were reserved for future issuance under other option, warrant or conversion agreements or arrangements. Each outstanding share of the Company Common Stock and Company Preferred Stock is, and each share of Company Common Stock and Company Preferred Stock which may be issued pursuant to the exercise of outstanding shares of Company Preferred Stock, Stock Options or Warrants will be, when issued in accordance with the terms thereof, duly authorized and validly issued, fully paid and non-assessable, and has not been issued in violation of any preemptive or similar rights. As of the date hereof, each share of Series C Stock is convertible into 6 shares of Company Common Stock, each share of Series E Stock is convertible into 42 shares of Company Common Stock, each share of Series E-1 stock is convertible into 42 shares of Company Common Stock¸ shares of our Series E-2 Convertible Preferred Stock issued December 5, 2011 are convertible into 42 shares of Company Common Stock, shares of our Series E-2 Convertible Preferred Stock issued January 24, 2012 are convertible into 41 shares of Company Common Stock, shares of our Series E-2 Convertible Preferred Stock issued June 8, 2012 are convertible into 40 shares of Company Common Stock, and shares of our Series E-2 Convertible Preferred Stock issued February 28, 2013 are convertible into 38 shares of Company Common Stock. Other than as set forth in Section 4.4(a) of the Company Disclosure Schedule and in the Option and Warrant Schedule (as defined below), there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale, repurchase or transfer by the Company of any securities of the Company, nor are there outstanding any securities which are convertible into or exchangeable for any shares of the Company Common Stock or Company Preferred Stock, and neither the Company nor any of its Subsidiaries has any obligation of any kind to issue any additional securities or to pay for or repurchase any securities of the Company or any predecessor. Except as set forth in Section 4.4(a) of the Company Disclosure Schedule, no Subsidiary of the Company owns any shares of Company Common Stock or Company Preferred Stock and no shares of Company Common Stock or Company Preferred Stock are held in treasury. Except as set forth in Section 4.4(a) of the Company Disclosure Schedule, all of the outstanding capital stock of each subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Encumbrance, limitation or restriction. The issuance and sale of all of the shares of capital stock described in this Section 4.4 have been in compliance in all material respects with federal and state securities laws. The Company has previously delivered to Parent a certified schedule (the “Option and Warrant Schedule”), attached hereto as Exhibit C, accurately setting forth as of the date hereof, the names of all holders of options and warrants to purchase the Company Common Stock or Company Preferred Stock, the number of shares of each class issuable to each such holder upon exercise of such option or warrant, and the exercise price and vesting schedule with respect to those options and warrants. Other than as set forth in Section 4.4(a) of the Company Disclosure Schedule, all stock options have been issued pursuant to the Company’s 2006 Equity Plan or 2011 Equity Plan.

(b) Except as set forth in Section 4.4(b) of the Company Disclosure Schedule, (i) the Company has no existing agreements to register any securities of the Company under the Securities Act or under any state securities law or granted registration rights to any person or entity, and (ii) there are no existing agreements relating to the issuance, sale, purchase, redemption, conversion, exchange, voting or transfer of any shares of capital stock of the Company or any of its Subsidiaries.

(c) The Persons set forth in Section 4.4(c) of the Company Disclosure Schedule are the record holders of the number of shares of Company Common Stock and Company Preferred Stock set forth next to such Person’s name and such Persons collectively are the record holders of a number of shares sufficient to approve the Merger and the Transaction pursuant to the Company Certificate and the DGCL, in each case as of the date of this Agreement.

4.5 Conflicts; Consents and Approvals. Except as set forth in Section 4.5 of the Company Disclosure Schedule, none of the execution or delivery of this Agreement by the Company, nor the consummation of the Transactions or compliance by the Company with any of the provisions hereof will:

(a) conflict with, or result in a violation of any provision of, the Certificate of Incorporation, Bylaws, Certificate of Formation, or Operating Agreement, as applicable, of the Company or any of its Subsidiaries, each as amended to date;

(b) violate or conflict with, in any material respect, or result in a material breach of any provision of, or constitute a default (or an event that, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, materially modify or call a default under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, or result in the cancellation or acceleration of any obligation or loss of any material benefit pursuant to any of the terms, conditions or provisions any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which the Company or any of its Subsidiaries is a party;

(c) violate, in any material respect, any law, order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its Subsidiaries or their respective properties or assets; or

(d) require the Company or any of its Subsidiaries or Affiliates to take any action, obtain any consent, approval, review or registration, make any filing or provide any notice to, by, from or with, any third party or any Governmental Authority, other than (i) approval of the Merger and the Transactions by the Company Stockholders, (ii) registrations or other actions required under federal and state securities laws, (iii) compliance with the requirements of FINRA, (iv) consents or approvals of any Governmental Authority set forth in Section 4.5(d) of the Company Disclosure Schedule, and (v) filing and recordation of appropriate merger documents as required by the DGCL.

4.6 Brokerage and Other Fees. Except as set forth in Section 4.6 of the Company Disclosure Schedule, neither the Company nor any stockholder, director, officer, employee or agent of the Company or any of its Subsidiaries, has incurred or will incur on behalf of the Company or such Subsidiaries, any brokerage, finders’, or similar fees in connection with the Transactions. Accurate and complete copies of all written agreements relating to such obligations or fees have previously been provided to Parent.

4.7 The Company SEC Documents. Except as set forth in Section 4.7 of the Company Disclosure Schedule:

(a) The Company has filed or furnished, as applicable, with the SEC all forms, reports, schedules, statements and other documents required under the Exchange Act or the Securities Act to be filed by it since December 31, 2010 (such documents, and any other documents filed by the Company with the SEC, as supplemented and amended since the time of filing, collectively, the “Company SEC Documents”). The Company SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, and, in the case of any Company SEC Document amended or superseded by a filing prior to the Effective Time, then on the date of such amending or superseding filing), (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied and will comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be.

(b) The financial statements of the Company and its Subsidiaries included in the Company SEC Documents, including the Annual Audited Report on Form X-17A-5 and supplementary information included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, and, in the case of any Company SEC Document amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect to such financial statements, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes to the financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present in all material respects (subject, in the case of unaudited statements, to normal, recurring audit adjustments) the consolidated financial position of the Company and its Subsidiaries as of the dates and the results of operations and cash flows for the periods then ended.

(c) Each of the principal executive officers of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (“SOX”) and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents. For purposes of this Section 4.7(c), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX. The Company is in compliance in all material respects with SOX.

(d) Neither the Company nor any of its Subsidiaries is a party to or bound by, or has any commitment to become a party to or bound by, any joint venture, off-balance sheet partnership or similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC).

(e) The Company has designed and maintains “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(f) The Company has designed and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(g) The Company has disclosed, based on its most recent evaluation prior to the date hereof, to its outside auditors and the audit committee of the Company (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Except as set forth in Section 4.7(g) of the Company Disclosure Schedule, since December 31, 2010, the Company has not received from its independent auditors any oral or written notification of a (x) “significant deficiency” or (y) “material weakness” in the Company’s internal controls. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in the Statements of Auditing Standards No. 115, as in effect on the date hereof.

(h) There are no outstanding unresolved comments with respect to the Company or the Company SEC Documents noted in comment letters or other correspondence received by the Company or its attorneys from the SEC, and, to the Knowledge of the Company, there are no pending (i) formal or informal investigations of the Company by the SEC or (ii) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board. Since December 31, 2010, there has been no material written, or to the Knowledge of the Company, oral, complaint, allegation, assertion or claim that the Company has engaged in improper or illegal accounting or auditing practices. Except as set forth in Section 4.7(h) of the Company Disclosure Schedule, since December 31, 2010, there has been no material written, or to the Knowledge of the Company, oral, complaint, allegation, assertion or claim that the Company maintains improper or inadequate internal accounting controls. Since December 31, 2010, no current or former attorney representing the Company has reported in writing evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s Board of Directors or any committee thereof or to any executive officer of the Company. The Company furnished to Parent accurate and complete copies of all comment letters received by the Company from the SEC since December 31, 2010.

(i) The alternative trading system operated by the Company and/or one or more of its Subsidiaries is operated in the manner set forth in the Form ATS filed by the Company or such Subsidiary with the SEC and approved by the SEC’s staff.

4.8 Information Statement. None of the information provided by the Company for inclusion or incorporation by reference in the Information Statement or any other document filed or to be filed with the SEC or any other Government Authority in connection with the Merger will, at the respective times such documents or any amendments or supplements thereto are filed, and, with respect to the Information Statement, when first published, sent or given to the Company Stockholders, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect. The Information Statement, except statements based on information supplied by Parent and Merger Sub in writing specifically for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act. Notwithstanding the foregoing, no representation is made by the Company with respect to statements made or incorporated by reference in the Information Statement based on information supplied by Parent or the Merger Sub for inclusion or incorporation by reference therein.

4.9 Compliance with Law. Except as set forth in Section 4.9 of the Company Disclosure Schedule, the Company and its Subsidiaries are in compliance, and at all times since December 31, 2010, have been in compliance, in all material respects with all Applicable Law and, to the Knowledge of the Company, no condition or state of facts exists that would reasonably be expected to give rise to a violation of, or a material liability or default under, any Applicable Law. No investigation or review by any Governmental Authority with respect to the Company or any of its Subsidiaries is pending, or, to the Knowledge of the Company, threatened, nor has any Governmental Authority expressly indicated an intention to conduct the same.

4.10 Litigation. Except as set forth in Section 4.10 of the Company Disclosure Schedule, there is no suit, claim, lawsuit, action, audit, proceeding including an appraisal rights proceeding, hearing, summons, citation, subpoena, notice of violation, demand letter or investigation (each, an “Action”) pending, or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any executive officer or director of the Company or any of its Subsidiaries. Except as set forth in Section 4.10 of the Company Disclosure Schedule, since December 31, 2010, there has been no lawsuit or government investigation pending or threatened in writing against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree which reasonably would be expected to adversely affect the Company or its Subsidiaries, individually or in the aggregate.

4.11 No Material Adverse Change; Ordinary Course Operations. Since January 1, 2013, except as set forth in Section 4.11 of the Company Disclosure Schedule, (i) there has been no material adverse change in the assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries taken as a whole or any event, occurrence or development that would reasonably be expected to have a Material Adverse Effect or a material adverse effect on the ability of the Company to consummate the Transactions, and (ii) except for the Transactions, the business of the Company and its Subsidiaries has been conducted in the ordinary course of business in all material respects.

4.12 Taxes. Except as set forth in Section 4.12 of the Company Disclosure Schedule, and subject to the last paragraph of this Section 4.12:

(a) The Company and its Subsidiaries have filed all material Tax Returns required to have been filed by the Company and its Subsidiaries prior to the date of this Agreement, and all such Tax Returns were complete and correct in all material respects. The Company and its Subsidiaries are not, as of the date of this Agreement, the beneficiary of any extension of time within which to file any Tax Return. All material amounts of Taxes due and owing by the Company and its Subsidiaries, whether or not shown as due on such Tax Returns, have been paid or, prior to the Effective Time, will be paid by the Company.

(b) The most recent financial statements contained in the Company SEC Documents filed prior to the date of this Agreement reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by the Company for all taxable periods through the date of such financial statements.

(c) The Company has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency for any open tax year, which waiver or extension remains in effect. The Company has not received within the past three (3) years written notice of any deficiencies for any Tax from any taxing authority. The Company is not the subject of any pending Tax audit or other administrative proceedings or court proceedings with respect to any Taxes of the Company.

(d) There are no Encumbrances for Taxes (other than Encumbrances for Taxes not yet due) upon any of the assets of the Company.

(e) Other than its Subsidiaries, the Company does not have any liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) pursuant to any Tax allocation agreement (except agreements with third parties made in the ordinary course of business the primary subject matter of which is not Tax) or as a transferee.

(f) The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, except where the failure to withhold and pay would not be material. The Company is in compliance in all material respects with all applicable information reporting requirements under applicable Tax Law.

(g) Within the five-year period ending on the Closing Date, the Company has not constituted either a “distributing corporation” or a “controlled corporation” as such terms are defined in Section 355 of the Code, in a distribution qualifying or intending to qualify for Tax-free treatment (in whole or in part) under Section 355(a) or 361 of the Code.

(h) The Company is not a party to or bound by any Tax allocation, indemnification or sharing agreement (other than commercial or financial agreements entered into in the ordinary course of business and indemnification agreements or similar agreements with directors and executive officers).

(i) The Company has not engaged in a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2). Neither the Company nor any of its Subsidiaries has participated in a transaction lacking economic substance (within the meaning of Section 7701(o) of the Code) or failing to meet the requirements of any similar rule of Tax Law.

(j) The sum of (i) the aggregate amount of net operating loss carryforwards incurred or recognized by the Company from June 9, 2012 through December 31, 2013 as a result of losses that have been or will be reflected on the Company’s U.S. federal income Tax Returns, (ii) losses that have been or will be incurred or recognized by the Company or its Subsidiaries during 2014 through the Closing Date and (iii) capitalizable costs and expenditures that have been or will be incurred during 2014 through the Closing Date that will, in the aggregate, be available for U.S. federal income Tax purposes to be applied against any income or gain resulting from Parent making an election under Section 338(g) of the Code in connection with the Merger, without limitation under Section 382 of the Code, is at least Nine Million Five Hundred Thousand Dollars ($9,500,000). From January 1, 2011 through June 8, 2012, the value of the Company (determined in accordance with Section 382(e)(1) of the Code) on any date during that period that was a change date with respect to the Company (within the meaning of Section 382(j) of the Code), if any, was not less than Ten Million Dollars ($10,000,000).

(k) To the Knowledge of the Company, within the past three (3) years, no written claim has ever been made by any Governmental Authority in any jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or a Subsidiary of the Company is or may be subject to taxation by such jurisdiction.

(l) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, its taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign law); (iii) intercompany transactions or any excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or foreign Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; or (vi) reacquisition under Section 108(i) of the Code (or any corresponding provision of state, local or foreign law).

Notwithstanding anything to the contrary, (x) the representations and warranties in this Section 4.12 and Section 4.15 (to the extent it relates to the Code) are the only representations and warranties in respect of Taxes in this Agreement, (y) the representations and warranties in this Section 4.12 refer only to past activities of the Company and its Subsidiaries and are not intended to serve as representations or warranties regarding, or a guarantee of, nor can they be relied upon for, or with respect to, Taxes attributable to any taxable periods (or portions thereof) beginning after the Closing Date or any Tax position taken with respect to such taxable periods (or portions thereof), and (z) except for the representations and warranties contained in Section 4.12(j), the Company makes no representations or warranties regarding, or a guarantee of, (1) the amount of the Company’s net operating loss carryforward, capital loss carryforward, excess credits or other similar Tax attributes, if any, attributable to any Pre-Closing Tax Period (a “Pre-Closing Tax Attribute”), or their respective expiration dates under the Code or other Tax Law, or (2) the amount of the Pre-Closing Tax Attributes, if any, that will be utilizable by the Parent or the Company in any taxable period, including the amount of the limit imposed on the Company’s net operating loss carryforward under Section 382 of the Code for taxable periods (or portions thereof) after the Closing, provided, that, the limitation under this subclause (z) shall not modify or otherwise limit the representations and warranties contained in Section 4.12(j).

4.13 Intellectual Property.

(a) Set forth in Section 4.13(a) of the Company Disclosure Schedule is a true and complete list of (i) all of the Company’s and its Subsidiaries’ foreign and domestic material patents, patent applications, invention disclosures, trademarks, service marks, trade names (and any registrations or applications for registration for any of the foregoing trademarks, service marks and trade names) and all material copyright applications and registrations and domain name registrations, and (ii) all agreements to which the Company or any of its Subsidiaries is a party which concern any of the Intellectual Property owned or used by the Company or whose use is presently contemplated by the Company, (other than customary licenses to intellectual property granted to end users by third party manufacturers or service providers in the ordinary course of business incident to their providing of products and/or services and licenses for commercially available, unmodified, off-the-shelf, software purchased or licensed for less than a total cost of $25,000 in the aggregate) ((i) and (ii) together, the “Scheduled Intellectual Property”). The Company or its Subsidiary, as applicable, owns or has a right to use all material Intellectual Property necessary for the operation of the business of the Company and its Subsidiaries in substantially the same manner as such business is presently conducted or as is presently contemplated by the Company (the “Company Intellectual Property”). The Company or its Subsidiary, as applicable, owns, free and clear of any Encumbrances, other than end user licenses to the Company’s customers, the owned Scheduled Intellectual Property and the owned Company Intellectual Property and (A) no written claim of invalidity or ownership with respect to any material item of the Scheduled Intellectual Property or the Company Intellectual Property has been received by the Company or any of its Subsidiaries from a third party, and no Scheduled Intellectual Property or Company Intellectual Property is the subject of any pending or, to the Knowledge of the Company, threatened Action involving the Company or any of its Subsidiaries and, to the Knowledge of the Company, no facts or circumstances exist that would form the reasonable basis of such a claim; (B) to the Knowledge of the Company, no Person has asserted that the Company or any of its Subsidiaries or a customer or licensee of the Company or any of its Subsidiaries using the Company’s or any of its Subsidiaries’ products or services is infringing or has infringed any Intellectual Property rights of a third party, and, to the Knowledge of the Company, no facts or circumstances exist that would form the reasonable basis of such a claim; (C) all material fees, annuities, royalties, honoraria and other payments which are due from the Company on or before the date hereof for any Intellectual Property used or licensed by the Company or any of its Subsidiaries have been paid; (D) the making, using, selling, manufacturing, marketing, licensing, reproduction, distribution, or publishing of any process, machine, manufacture, composition of matter, work of authorship, software, services, or material related to any part of the Scheduled Intellectual Property or Company Intellectual Property does not and will not infringe in any material respect any domestic or foreign patent, trademark, service mark, trade name, copyright or other Intellectual Property right of any third party, and does not and will not involve the misappropriation or improper use or disclosure of any trade secrets, confidential information, proprietary right, nondisclosure right, or know-how of any third party; (E) to the Knowledge of the Company, no unexpired foreign or domestic patents or patent applications exist that are adverse to the material interests of the Company; (F) to the Knowledge of the Company, there has been no (1) prior act that would reasonably be expected to void or invalidate any of the Scheduled Intellectual Property or Company Intellectual Property or (2) conduct or use by the Company or any third party that would reasonably be expected to void or invalidate any of the Scheduled Intellectual Property or Company Intellectual Property; and (G) except as set forth in Section 4.13(a) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions will not breach, violate or conflict with any material instrument or Contract governing or contained within any of the Scheduled Intellectual Property or Company Intellectual Property and will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any of the Scheduled Intellectual Property or Company Intellectual Property or in any material way impair the right of Parent or the Surviving Corporation or its Subsidiaries to make, use, sell, license or dispose of, or to bring any action for the infringement of, any Scheduled Intellectual Property or Company Intellectual Property.

(b) No stockholder, officer, director or employee of the Company or its Subsidiaries, or any of their respective Affiliates has any ownership, royalty or other interest in any Company Intellectual Property.

(c) The Company and its Subsidiaries have taken all necessary, reasonable and appropriate steps to safeguard the Company Intellectual Property and to maintain the secrecy and confidentiality of all material trade secrets contained in the Scheduled Intellectual Property and the Company Intellectual Property. All persons who have developed, in whole or in part, any material owned Company Intellectual Property or owned Scheduled Intellectual Property on behalf of or for the Company have duly executed a valid and enforceable agreement assigning all intellectual property rights therein to the Company or one of its Subsidiaries and, where appropriate, agreeing to maintain the confidentiality of all confidential or proprietary information related thereto.

(d) Section 4.13(d) of the Company Disclosure Schedule sets forth a true and complete list of all domain names owned or used by the Company or one of its Subsidiaries in the conduct of their respective businesses (“Company Domain Names”). No officer, director or employee of the Company or any of its Subsidiaries or any of their respective Affiliates has any ownership or other interest in Company Domain Names. None of the Company Domain Names infringe or conflict with any trademarks, trademark rights, trade names, trade name rights, service marks or other rights of any Person. No right to or interest in any Company Domain Name has been obtained in violation of any Law, including the Anticybersquatting Consumer Protection Act.

(e) Section 4.13(e) of the Company Disclosure Schedule sets forth a true and complete list of all material software (including firmware and any other software embedded in a hardware device) owned, developed (or currently being developed), used, marketed, distributed, licensed, or sold by the Company or any of its Subsidiaries (other than customary licenses to intellectual property granted to end users by third party manufacturers or service providers in the ordinary course of business incident to their providing goods and/or services and licenses for commercially available, unmodified, off-the-shelf, software purchased or licensed for less than a total cost of $25,000 in the aggregate) (collectively, “Company Software”). To the Knowledge of the Company, all Company Software used in the current operation of the business is free from material defects or errors. To the Knowledge of the Company, no Company Software is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that could require the distribution of, or could in any material respect condition the use of, such Company Software.

4.14 Title to and Condition of Properties. Except as set forth in Section 4.14 of the Company Disclosure Schedule, the Company and each of its Subsidiaries have good and valid title to, or a valid leasehold interest in, all material real property, plants, machinery, equipment and other tangible assets necessary for the conduct of the business of the Company and its Subsidiaries as presently conducted, free and clear of all Encumbrances. All of the material machinery, equipment, and other tangible personal property and tangible assets owned or used by the Company and its Subsidiaries are usable in the ordinary course of business and are adequate and suitable for their current uses.

4.15 Employee Benefit Plans.

(a) Section 4.15(a) of the Company Disclosure Schedule lists all Plans. With respect to each Plan, the Company has provided to Parent a true, correct and complete copy of the following (where applicable): (i) each writing constituting a part of such Plan, including, without limitation, all plan documents (including amendments), benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the three most recent Annual Reports (Form 5500 Series) and accompanying schedules, if any; (iii) the current summary plan description, if any; (iv) the most recent annual financial report, if any; and (v) the most recent determination letter from the Internal Revenue Service, if any. Except as specifically provided in the foregoing documents made available to Parent, there are no amendments to any Plan that have been adopted or approved by the Company nor has the Company or any of its ERISA Affiliates undertaken to make any such amendments or to adopt or approve any new Plan.

(b) The Internal Revenue Service has issued a favorable determination letter or opinion letter with respect to each Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (a “Qualified Plan”) and, to the Knowledge of the Company, there are no existing circumstances nor any events that have occurred that would be reasonably expected to adversely affect the qualified status of any Qualified Plan or the related trust. To the Knowledge of the Company, no event or omission has occurred which would reasonably be expected to cause any Plan that provides Tax-favored benefits to lose its qualification or otherwise fail to satisfy the relevant requirements to provide Tax-favored benefits under the applicable Code Section (including without limitation Sections 105, 125, 401(a), 409A and 501(c)(9) of the Code).

(c) All contributions required to be made by the Company or any of its ERISA Affiliates to any Plan by Applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Plan, for any period through the date hereof have been timely made and paid in full and through the Closing Date will be timely made and paid in full.

(d) The Company and its ERISA Affiliates have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to the Plans. To the Knowledge of the Company, each Plan has been operated in compliance with its terms. To the Knowledge of the Company, there is not now, and there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Plan or the imposition of any lien on the assets of the Company or any of its ERISA Affiliates under ERISA or the Code.

(e) No Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. Except as provided in Section 4.15(e) of the Company Disclosure Schedule, no Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), nor has the Company or any of its ERISA Affiliates, at any time within six years before the date of this Agreement, contributed to or been obligated to contribute to any Multiemployer Plan, Multiple Employer Plan or plan subject to Title IV or Section 302 of ERISA or Section 412 of the Code.

(f) There does not now exist, and there are no existing circumstances that would reasonably be expected to result in any material Controlled Group Liability that would be a liability of the Company or any of its ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither the Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 of ERISA.

(g) Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA, the Company and its ERISA Affiliates have no material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof. To the Knowledge of the Company, there has been no communication to employees of the Company or any of its Subsidiaries that would reasonably be expected or interpreted to promise or guarantee such employees retiree health or life insurance benefits or other retiree death benefits on a permanent basis.

(h) To the Knowledge of the Company, each Plan has been maintained in material compliance with all Applicable Laws including (without limitation, if applicable) the requirements that the offering of interests in such Plan be registered under the Securities Act and/or state “Blue Sky” laws.

(i) Except as set forth in Section 4.15(i) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of the Company. Without limiting the generality of the foregoing, no amount paid or payable by the Company in connection with the Transactions, either solely as a result thereof or as a result of such Transactions in conjunction with any other events, will be an “excess parachute payment” within the meaning of Section 280G of the Code. The Company has previously provided to Parent the following information, which is true, complete and accurate: (x) the amounts comprising the “base amount” for each executive listed in Section 4.15(i) of the Company

Disclosure Schedule, assuming a “base period” of 2010-2013 (as those terms are defined in Section 280G of the Code), and an estimate of such individuals’ annual compensation described in Section 280G(d)(1) of the Code for fiscal year 2013; and (y) a schedule of all outstanding Stock Options, showing for each separate grant thereof, the individual to whom they were granted, the grant date, the vesting schedule (without regard to any vesting as a result of the Transactions) and the exercise price thereof.

(j) There are no pending or, to the Knowledge of the Company, threatened Actions (other than claims for benefits in the ordinary course), that have been asserted or instituted with respect to the Plans, any fiduciaries thereof with respect to their duties to the Plans or the assets of any of the trusts under any of the Plans that would reasonably be expected to result in any material liability of the Company to the Pension Benefit Guaranty Corporation, the Department of Treasury, the Department of Labor or any Multiemployer Plan or Multiple Employer Plan.

(k) Section 4.15(k) of the Company Disclosure Schedule sets forth the names of all directors and officers of the Company and its Subsidiaries, the total salary, bonus, and fringe benefits and perquisites (to the extent such fringe benefits or perquisites would have to be disclosed under Rule 402(b) of Regulation S-K assuming each such person was a named executive officer) each received in the fiscal year ending December 31, 2013, and any changes to the foregoing that will occur as a matter of entitlement subsequent to December 31, 2013. Section 4.15(k) of the Company Disclosure Schedule also lists and describes the current compensation of all other employees of the Company and its Subsidiaries. Section 4.15(k) of the Company Disclosure Schedule also sets forth the liability of the Company and its Subsidiaries for deferred compensation under any deferred compensation plan, excess plan or similar arrangement (other than pursuant to Qualified Plans) to each such director, officer and employee and to all other employees as a group, together with the value, as of the date specified thereon, of the assets (if any) set aside in any grantor trust(s) to fund such liabilities. There are no other material forms of compensation paid to any such director, officer or employee of the Company or any of its Subsidiaries. No officer, director, or employee of the Company, its Subsidiaries or any of their Affiliates, or any immediate family member of any of the foregoing, provides or causes to be provided to the Company or any of its Subsidiaries any material assets, services or facilities and neither the Company nor its Subsidiaries provides or causes to be provided to any such officer, director, employee or Affiliate, or any immediate family member of any of the foregoing, any material assets, services or facilities.

(l) Section 4.15(l) of the Company Disclosure Schedule sets forth a true and correct list of any change of control or similar payments or bonuses payable in connection with the Transactions. Except as set forth on Section 4.15(l) of the Company Disclosure Schedule, no agreements or other commitments have been made by the Company or any of its Subsidiaries to modify the compensation or benefits of any employee, consultant or contractor of the Company or its Subsidiaries, including bonuses, salary increases, change of control payments or similar payments.

(m) No Plan is subject to the laws of any jurisdiction outside of the United States. The Company has no employees who are based outside of the United States.

4.16 Contracts. Section 4.16 of the Company Disclosure Schedule lists as of the date of this Agreement all written or oral contracts, agreements, instruments, guarantees, leases and executory commitments (each a “Contract”) to which the Company or any of its Subsidiaries is a party, which fall within any of the following categories:

(a) joint venture, partnership and like agreements;

(b) Contracts that (i) contain covenants purporting to limit the freedom of the Company or any of its Subsidiaries (or that, following the consummation of the Transactions, would materially restrict the ability of the Surviving Corporation or its Affiliates) to compete in any line of business in any geographic area or to hire any individual or group of individuals; (ii) require the Company or any of its Subsidiaries to use any licensor, supplier or third party for all or substantially all of the Company’s or a Subsidiary’s requirements or needs for any Intellectual Property, product or service in connection with the business of the Company or any of its Subsidiaries, (iii) limit or purport to limit the ability of the Company or any its Subsidiaries to solicit customers or clients of the other parties thereto, (iv) require the Company or any of its Subsidiaries to provide to the other parties thereto “most favored nations” pricing or any type of exclusive dealing or other similar arrangement, (v) require the Company or any of its Subsidiaries to market or co-market any products or services of a third party, or (vi) contain any “take-or-pay” provisions or similar arrangements requiring the Company or any of its Subsidiaries to make a minimum payment for goods or services from third party suppliers irrespective of usage;

(c) Contracts which contain minimum purchase conditions in excess of $100,000 or requirements or other terms that restrict or limit the purchasing relationships of the Company of any of its Subsidiaries, or any customer, licensee or lessee thereof;

(d) Contracts relating to any outstanding commitment for capital expenditures in excess of $100,000;

(e) Contracts relating to the lease or sublease of or sale or purchase of real or personal property involving any annual expense or price in excess of $100,000 and not cancelable by the Company (without premium or penalty) within one month;

(f) Contracts with any labor organization or union;

(g) Contracts that are employment, severance, change of control, retention and similar agreements and Contracts with independent contractors or consultants (or similar arrangements);

(h) any Contract relating to indebtedness for borrowed money (whether incurred, assumed, guaranteed or secured by any asset) or under which the Company or any of its Subsidiaries has, directly or indirectly, made a loan, capital contribution to, or other investment in, any person (other than in the Company or any of its subsidiaries and other than (A) extensions of credit in the ordinary course of business and (B) investments in marketable securities in the ordinary course of business);

(i) Contracts involving annual revenues to the business of the Company in excess of $175,000;

(j) any Contract pursuant to which the Company is subject to continuing indemnification claim payments or “earn-out” obligations, in each case involving more than $100,000;

(k) Contracts that are licenses, sublicenses and other agreements pursuant to which the Company or any of its Subsidiaries grants rights or authority to any Person, or receives rights or authority from any Person, with respect to any Company Intellectual Property;

(l) Contracts with or for the benefit of any stockholder or Affiliate of the Company and/or immediate family member thereof;

(m) Contracts involving payments by the Company or its Subsidiaries, in the aggregate, of more than $100,000 per year;

(n) any Contract that contains restrictions with respect to payment of dividends or any other distribution in respect of any capital stock of the Company or its Subsidiaries;

(o) Contracts that are sales promotion, market research, marketing consulting and advertising agreements; and

(p) any other Contracts not entered into in the ordinary course of the Company’s or any of its Subsidiaries’ business.

All such Contracts and all other contracts that are individually material to the business or operations of the Company or any of its Subsidiaries are valid and binding obligations of the Company or any of its Subsidiaries, as applicable, and are in full force and effect, and to the Knowledge of the Company, are the valid and binding obligation of each other party thereto. None of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in violation of or in default in any material respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a material default under or permit the termination of, any Contract, or has provided or received any written notice of any intention to terminate, any Contract.

4.17 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries have any union or labor contracts or collective bargaining agreements with any persons employed by the Company or any of its Subsidiaries or any persons otherwise performing services primarily for the Company or any of its Subsidiaries. There is no labor strike, dispute or stoppage pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has experienced any labor strike, dispute or stoppage or other material labor difficulty involving its employees since December 31, 2011. To the Knowledge of the Company, since December 31, 2011, no campaign or other attempt for recognition has been made by any labor organization or employees with respect to employees of the Company.

(b) The Company and its Subsidiaries are and have been in compliance, in all material respects, with all Applicable Law respecting employment and employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers’ compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements, in each case, with respect to their respective employees, and there are no pending or, to the Knowledge of the Company, threatened controversies or other Actions with respect to any such matters or any employment or consulting agreements.

4.18 Undisclosed Liabilities.

(a) Except as set forth in Section 4.18 of the Company Disclosure Schedule, the Company does not have any liabilities or contingent liabilities, except (i) as and to the extent disclosed or reserved against on the balance sheet of the Company as of September 30, 2013, included in the Company SEC Documents, (ii) as incurred in connection with the Transactions or as permitted or contemplated by this Agreement, or (iii) as incurred after September 30, 2013, in the ordinary course of business and consistent with past practice (none of which is a material liability for breach of contract, breach of warranty, tort, infringement, claim, lawsuit or other proceeding) and adequately reflected on the books and records of the Company and its Subsidiaries.

(b) Except as set forth in Section 4.18(b) of the Company Disclosure Schedule, the Company has no indebtedness, and all convertible notes with respect to the Company that were previously outstanding at any time have been repaid in full and canceled.

(c) There are no Actions pending or threatened against the Company or any of its Subsidiaries by any Company Stockholder.

4.19 Permits; Compliance.

(a) Except as set forth in Section 4.19(a) of the Company Disclosure Schedule, the Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted (collectively, the “Company Permits”), and there is no Action pending or, to the Knowledge of the Company, threatened regarding any of the Company Permits. Neither the Company nor any of its Subsidiaries is, in any material respect, in conflict with, or in default or violation of any of the Company Permits.

(b) Except as set forth in Section 4.19(b) of the Company Disclosure Schedule:

(i) all necessary clearances or approvals from Governmental Authorities for all products and services sold by the Company or any of its Subsidiaries have, to the Knowledge of the Company, been obtained and the Company and its Subsidiaries are in material compliance with the most current form of each applicable clearance or approval with respect to the sale by the Company and its Subsidiaries of such products and services;

(ii) neither the Company or any of its Subsidiaries or Affiliates or any of their respective officers, directors, employees or agents (during the term of such person’s employment or while acting as an agent of the Company or such Subsidiary or Affiliate, or to the Knowledge of the Company, prior to such employment) has been convicted of any crime or engaged in any conduct, in each case for which debarment or similar punishment is mandated or permitted by any Applicable Law; and

(iii) none of the Company, any of its Subsidiaries or Affiliates, or, to the Knowledge of the Company, any of their officers, directors, employees or agents (during the term of such person’s employment by the Company or while acting as an agent of the Company, or, to the Knowledge of the Company, prior to such employment), is subject to “statutory disqualification” within the meaning of Section 3(a)(39) of the Exchange Act, “heightened supervision” under the rules of FINRA, or any other restriction on activities or future activities under Applicable Law.

4.20 Environmental Matters.

(a) Except as described in Section 4.20 of the Company Disclosure Schedule, the properties, operations, products, and activities of the Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws (as defined below) and all past noncompliance of the Company or any of its Subsidiaries with any Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future obligation, cost or liability.

(b) Neither the Company nor any of its Subsidiaries is subject to any existing, pending or, to the Knowledge of the Company, threatened Action by or before any court or Governmental Authority under any Environmental Law in connection with any of the Company’s and its Subsidiaries’ properties, products, activities, or operations.

(c) There has been no Release or threatened Release of any Hazardous Material into the environment by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has assumed any liability relating to the Release of Hazardous Materials.

4.21 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Company Board received the opinion of Hyde Park Capital Partners, the Company’s financial advisor, to the effect that, as of the date of the opinion, and subject to the assumptions, limitations, and qualifications contained in the opinion, the aggregate consideration to be received in the Merger is fair, from a financial point of view, to the Company’s equity holders, taken as a whole.

4.22 Board Recommendation; Required Vote.

(a) The Company Board, at a meeting duly called and held on March 4, 2014, has by unanimous vote of those directors present (who constituted 100% of the directors then in office) (i) determined that this Agreement and the Transactions, taken together, are fair to and in the best interests of the Company Stockholders, taken as a whole, (ii) approved, adopted and declared advisable this Agreement and the Transactions (such approval and adoption having been made in accordance with the DGCL) and (iii) recommended that Company Stockholders approve and adopt this Agreement and the Transactions (the “Company Board Recommendation”).

(b) The affirmative votes or written consents of the Company Stockholders set forth in Section 4.22(b) of the Company Disclosure Schedule (the “Stockholder Approval”) are the only votes of the holders of any class or series of the Company’s capital stock necessary to approve or adopt this Agreement or to consummate the Merger and the other Transactions under the Company Certificate and the DGCL or otherwise. The delivery of the Stockholder Consent (as defined below) will constitute the Stockholder Approval.

4.23 Takeover Laws. Assuming the accuracy of the representations and warranties contained in Section 3.10, the Company Board has taken all necessary action so that no “fair price”, “moratorium”, “control share acquisition” or other state or federal anti-takeover statute or regulation (including Section 203 of the DGCL) is applicable to the Merger, and the action of the Company Board in approving this Agreement and the Transactions is sufficient to render inapplicable to this Agreement and the Transactions the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL. True, complete and correct copies of the resolutions referred to above have been delivered to Parent on or prior to the date hereof. The Company is not party to or subject to a rights agreement, a “poison pill” or similar agreement or plan.

4.24 Insurance. The Company and each of its Subsidiaries is presently, and since December 31, 2011 has been, insured against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The Company’s and each of its Subsidiaries’ insurance policies are in all material respects in full force and effect in accordance with their terms, no notice of cancellation has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder. All premium payments due and owing to date have been paid in full. The Company and each of its Subsidiaries, as applicable, is a “named insured” or an “insured” under such insurance policies. Except as set forth in Section 4.24 of the Company Disclosure Schedule, the policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of the Company and each of its Subsidiaries provide adequate coverage against loss and may be continued by the Company or each of its Subsidiaries, as applicable, without modification or premium increase after the Effective Time and for the duration of their current terms.

4.25 Regulatory. Bonds.com, Inc. is duly registered as a broker-dealer and an alternative trading system with the SEC, is a member in good standing of FINRA, and has all other licenses and permits from Governmental Authorities that it is required to have in order to engage in its business. All associated persons of Bonds.com, Inc. who are required to be licensed with FINRA and/or one or more states hold all required licenses and are in good standing with all applicable Governmental Authorities. Neither the Company nor any of its Subsidiaries has received any notification from the SEC or FINRA of any consideration being given to revoking Bonds.com, Inc.’s broker-dealer registration or alternative trading system registration, terminating its membership in FINRA or restricting the activities in which it can engage.

4.26 No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this ARTICLE IV and in any certificates delivered pursuant hereto by or on behalf of the Company, the Company is not making and has not made, and no other person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the Transactions, and no person is authorized to make any such representation or warranty on behalf of the Company. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. The Company makes no representations or warranties with respect to such estimates, projections, forecasts, forward looking statements and business plans.

ARTICLE V

COVENANTS OF THE PARTIES

The parties agree that:

5.1 Mutual Covenants.

(a) Reasonable Best Efforts; Notification.

(i) Upon and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, and satisfy all conditions to, in the most expeditious manner practicable, the Merger and the Transactions, or prevent or avoid a breach of any of the Company’s or its Subsidiaries’ Contracts or other obligations including (A) the obtaining of all necessary actions, waivers, consents, licenses, permits, authorizations, orders and approvals from Governmental Authorities and the making of all other registrations and filings (including other filings with Governmental Authorities, if any), (B) the obtaining of all material consents, approvals or waivers from, and providing notice to, third parties that are required in connection with the consummation of the Merger and the Transactions, (C) the preparation of the Information Statement, and (D) the execution and delivery of any additional instruments necessary to consummate the Transactions, and to fully carry out the purposes of this Agreement. In connection with and without limiting the generality of the foregoing, each of the Company and the Company Board shall, if any state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or any of the Merger and the other Transactions, take all actions necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other Transactions. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, in no event shall Parent or the Surviving Corporation be obligated to, and the Company and its Subsidiaries shall not without the prior written consent of Parent, agree or proffer to divest or hold separate, or enter into any licensing, business restriction or similar arrangement with respect to, any assets (whether tangible or intangible) or any portion of any business of Parent, the Company or any of their respective Subsidiaries.

(ii) The Company and Parent shall consult with each other in advance of, and reasonably consider each other’s views concerning, all material communications, whether written or oral, with a Governmental Authority regarding this Agreement, the Merger and the other transactions contemplated hereby. Subject to the relevant Governmental Authority’s permission, each of Parent and the Company shall provide the other person advance notice of, and permit the other person, or their agent, to attend and participate in, all meetings, conferences and material communications with a Governmental Authority regarding this Agreement, the Merger and the other transactions contemplated hereby. The Company shall timely pay all filing fees associated with the filings, registrations, declarations, notices and other submissions required to be made by the Company in connection with the Merger, this Agreement and the other transactions contemplated hereby under the rules of FINRA and applicable states.

(iii) Immediately following the execution of this Agreement, Parent shall execute and deliver in its capacity as the sole stockholder of Merger Sub, a written consent adopting the Merger Agreement.

(b) Public Announcements. Each of the Parent and the Company will issue an initial press release concerning the Merger and the Transactions and the parties shall cooperate to ensure that such press releases are consistent in substance and give the other party a reasonable opportunity to comment on the press releases. Unless otherwise required by Applicable Law, FINRA or any applicable securities exchange to which Parent is subject (and in that event only if time does not permit), at all times prior to the earlier of the Effective Time or termination of this Agreement pursuant to Section 7.1, other than in connection with reasonable responses to questions in quarterly earnings conference calls, Parent, Merger Sub and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or public statement prior to such consultation except as required by Applicable Law, FINRA or the rules or regulations of any applicable securities exchange to which the relevant party is subject, in which case the party required to make the release or statement shall endeavor, on a basis reasonable under the circumstances, to consult with the other party about, and to provide the other party a meaningful opportunity to comment on, such release or statement in advance of such issuance; provided, however, that the restrictions in this Section 5.1(b) will not apply to any press release or public announcement, statement or disclosure made by the Company following, and related to, or by Parent following, a Change of Recommendation by the Company Board under Section 5.3(d) of this Agreement. All written communications by the Company or any of its Subsidiaries to its customers, vendors and business partners, to the extent relating to the Transaction, shall be subject to prior written consent by Parent.

(c) Deregistration. Each of the parties hereto agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary to terminate the registration of the Company Common Stock and, if applicable, the Company Preferred Stock under the Exchange Act, provided, that such termination shall not be effective until after the Effective Time.

(d) Disclosure Schedule Update. Parent, Merger Sub and the Company agree that, with respect to the representations and warranties made by Parent and Merger Sub in ARTICLE III of this Agreement and the Company in ARTICLE IV of this Agreement, each shall have an obligation to provide an update to their respective disclosure schedules no later than three (3) Business Days prior to Closing for any matter arising or discovered after the date hereof that, if existing or known at the date of this Agreement or on the Closing Date, would otherwise have been required to be set forth or described on their respective disclosure schedule (and such update shall be supplemented promptly for any matters arising or discovered after the delivery of such update through the Closing); provided, however, that none of such disclosure shall be deemed to retroactively modify, amend or supplement the representations and warranties made on the date of this Agreement in this Agreement or the disclosure schedules, unless the other party (or other parties, with respect to an update made by the Company) shall have so consented in writing. For the avoidance of doubt, supplemental disclosures pursuant to this Section 5.1(d) shall not give rise to a failure of Parent’s and Merger Sub’s condition set forth in Section 6.2(b) or the Company’s condition in Section 6.3(b), unless such disclosure indicates a breach of representation or warranty rising to the materiality level set forth in such sections, and Parent reserves the right to pursue indemnification for breach of representations and warranties disclosed in such updated disclosure schedules.

5.2 Covenants of Parent.

(a) Indemnification; Directors’ and Officers’ Insurance.

(i) From and after the Effective Time, Parent shall, and Parent shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company, to the fullest extent permissible under Applicable Law, pursuant to the indemnification agreements between the Company and its respective current or past directors and officers as of the Effective Time (the “Company Indemnified Parties”) identified on Section 5.2(a) of the Company Disclosure Schedule and any indemnification provisions under the Company Certificate or Company’s Bylaws as in effect on the date of this Agreement and such agreements shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim. The Certificate of Incorporation and Bylaws of the Surviving Corporation shall contain provisions with respect to exculpation, indemnification and advancement of expenses that are at least as favorable to the Company Indemnified Parties as those contained in the Company Certificate and Company’s Bylaws as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers or employees of the Company, unless such modification is required by Applicable Law; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Company Indemnified Party delivers to Parent a written notice asserting a claim for indemnification under this Section 5.2(a), the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as the claim is fully and finally resolved.

(ii) Prior to the Effective Time, the Parent shall purchase a six year “tail” directors’ and officers’ liability insurance policy effective for claims asserted for a six year period after the Effective Time covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time on terms (including scope and coverage amount) that are no less favorable than those of such policy of the Company in effect on the date of this Agreement, which insurance shall, prior to the Closing, be in effect and fully prepaid for such entire six-year period.

(iii) If Parent or the Surviving Corporation or any of their successors or assigns shall consolidate with or merge with any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger then, and in each case, proper provisions shall be made so that the successors of the surviving corporation shall assume all the obligations of Parent and Surviving Corporation set forth in this section. This Section 5.2(a) shall survive the consummation of the Merger at the Effective Time, is intended to be for the benefit of, and enforceable by, each person entitled to indemnification pursuant to this Section 5.2(a) and each such person’s or entity’s heirs and representatives, and shall be binding on all successors and assigns of Parent and the Surviving Corporation.

(b) Merger Sub. Prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement and will not have any assets (other than a de minimis amount of cash paid to Merger Sub for the issuance of its stock to Parent) or any material liabilities.

(c) Employees and Employee Benefits.

(i) During the period commencing at the Effective Time and ending on the date which is twelve (12) months after the Effective Time (or if earlier, the date of the employee’s termination of employment with Parent and its Subsidiaries), Parent shall cause the Surviving Corporation and each of its Subsidiaries, as applicable, to provide the employees of the Company who remain employed immediately after the Effective Time (collectively, the “Company Continuing Employees”) with base salary or hourly wage rate, target bonus opportunities(excluding equity-based compensation) , and employee benefits that are, in the aggregate, substantially comparable to those provided to the Company Continuing Employee by the Company immediately prior to the Effective Time; provided, that from time to time Parent may, in its sole discretion, cause the Company Continuing Employees to participate in the bonus program or one or more employee benefit plans and arrangements of Parent or its Subsidiaries that are made available to similarly situated employees of Parent or its Subsidiaries and participation in any such bonus program or employee benefit plan or arrangement by a Continuing Employee shall be considered to satisfy Parent’s obligation under this Section 5.2(c)(i) with respect to such program, plan or arrangement (it being understood that participation in the Parent plans and arrangements may commence at different times, or not at all, with respect to each Parent plan and arrangement).

(ii) With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by Parent or any of its Subsidiaries for the benefit of United States-based employees, excluding both any defined benefit or retiree health and any equity compensation arrangements maintained by Parent or any of its Subsidiaries (collectively, “Parent Benefit Plans”) in which any Company Continuing Employees becomes eligible to participate, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Continuing Employees with the Company or any of its Subsidiaries, as the case may be, as if such service were with Parent, for purposes of determining eligibility to participate and vesting with respect to each Parent Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time; provided, that such service shall not be recognized to the extent that (A) such recognition would result in a duplication of benefits; (B) such service was not recognized under the corresponding Plan; or (C) for purposes of determining the amount of any benefit.

(iii) With respect to any health, dental, vision plan or other welfare plan maintained by Parent or any of its Subsidiaries for United States based employees ( (any such plan, a “Parent Welfare Plan”) in which any Company Continuing Employee becomes eligible to participate during the 2014 plan year , Parent shall use its commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements, evidence of insurability requirements and waiting periods under any Parent Welfare Plan in which the Company Continuing Employees (and their eligible dependents) are eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements, evidence of insurability requirements and waiting periods would not have been satisfied or waived under the comparable plan of the Company in which the Company Continuing Employees participated. If a Company Continuing Employee commences participation in any Parent Welfare Plan after the commencement of a calendar year, Parent shall use commercially reasonable efforts to cause such plan to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Company Continuing Employee (and his or her eligible dependents) during such calendar year for purposes of satisfying such calendar year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Continuing Employee (and dependents) commences participation.

(d) Standstill. Except as contemplated by this Agreement, prior to the Closing, neither Parent nor any of Parent’s Representatives will, in any manner, directly or indirectly, without the prior written approval of the Company Board: (i) make, effect, initiate, cause or participate in: (A) any acquisition of beneficial ownership of any securities of the Company or any securities of any Subsidiary or other Affiliate of the Company, (B) any acquisition of any assets of the Company or any assets of any Subsidiary or other Affiliate of the Company, or (C) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Company or any Subsidiary or other Affiliate of the Company, or involving any securities or assets of the Company or any securities or assets of any Subsidiary or other Affiliate of the Company; (ii) form, join or participate in a “group” (as defined in the Exchange Act) with respect to any of the actions described in this Section 5.2(d); (iii) act, alone or in concert with others, to seek to control, advise, change or influence the management, board of directors or policies of the Company; (iv) make any public disclosure or take any action that might require the Company to make a public announcement regarding any of the types of matters set forth in clause “(i)” of this sentence; (v) agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clause “(i)”, “(ii)”, “(iii)” or “(iv)” of this sentence; (vi) assist, induce or encourage any other person to take any action of the type referred to in clause “(i)”, “(ii)”, “(iii)”, “(iv)” or “(v)” of this sentence; (vii) enter into any discussions, negotiations, arrangement or agreement with any other person relating to any of the foregoing; or (viii) request or propose that the Company or any of the Company’s Representatives amend, waive or consider the amendment or waiver of any provision set forth in this Section 5.2(d). This provision supersedes any standstill agreement of the parties that may be contained in the Confidentiality Agreement for so long as this Agreement remains in effect.

5.3 Covenants of the Company.

(a) Stockholder Approval; Preparation of Information Statement.

(i) (A) Within five (5) Business Days after the execution of this Agreement and in lieu of calling a meeting of the Company Stockholders, the Company shall submit a form of irrevocable written consent attached hereto as Exhibit D to certain of the Company Stockholders set forth in Section 4.4(c) of the Company Disclosure Schedule holding a number of shares of Company Common Stock and Company Preferred Stock sufficient to approve the Merger and the Transaction pursuant to the Company Certificate and the DGCL, other than UBS in respect of its ownership of Series A Stock and Series E-1 Stock (such written consent, as duly executed and delivered by all such record holders, the “Majority Consent”), and (B) within ten (10) Business Days after the execution of this Agreement and in lieu of calling a meeting of the holders of Series A Stock, the Company shall submit to UBS a form of irrevocable written consent attached hereto as Exhibit E to UBS (such written consent, as duly executed and delivered by such record holder, the “UBS Consent,” together with the Majority Consent, the “Stockholder Consent”). As soon as practicable upon receipt of the Stockholder Consent, the Company will provide Parent with a facsimile copy of such Stockholder Consent, certified as true and complete by the Chief Administrative Officer of the Company. In connection with the Stockholder Consent, the Company shall take all actions necessary to comply, and shall comply in all respects, with the DGCL, including Section 228 and Section 262 thereof, the Company Certificate and Company’s Bylaws.

(ii) As soon as reasonably practicable following the date of the Stockholder Approval (and in any event within 5 days of the date thereof), the Company will (A) prepare and file with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing the information specified in Schedule 14C under the Exchange Act concerning the Stockholder Approval, the Merger and the other transactions contemplated by this Agreement (the “Information Statement”), (B) use its reasonable best efforts to have the Information Statement cleared by the SEC as soon as reasonably practicable thereafter, if such clearance is required, and (C) will cause copies of the Information Statement to be mailed to the Company Stockholders in accordance with the provisions of the DGCL as promptly as practicable after, and in any event within two days after, the latest of (1)

confirmation from the SEC that it has no further comments on the Information Statement, (2) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (3) expiration of the 10-day period after filing in the event the SEC does not review the Information Statement. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 5.3 shall not be affected by any Change of Recommendation or the commencement, public proposal, public disclosure or communication to the Company or any other person of any Acquisition Proposal.

(iii) Without limiting the generality of the foregoing, each of Parent and Merger Sub shall promptly following the date hereof furnish to the Company all information concerning Parent and Merger Sub required by the Exchange Act to be set forth in the Information Statement. Prior to the filing of the Information Statement with the SEC, the Company will provide a reasonable opportunity for Parent to review and comment upon the contents of the Information Statement and shall give Parent and its counsel the opportunity to review all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of Parent, Merger Sub and the Company agree to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and the Company shall promptly thereafter prepare and mail to the Company Stockholders an amendment or supplement setting forth such correction. Each of the Company, Parent and Merger Sub agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Information Statement and all required amendments and supplements thereto to be mailed to Company Stockholders at the earliest practicable time.

(b) Conduct of the Company’s Operations. Between the date of this Agreement and the earlier of (i) the Effective Time and (ii) the date on which this Agreement is terminated pursuant to Section 7.1, the Company shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary course except as expressly contemplated by this Agreement and the Transactions, and in compliance with Applicable Law, and shall use its reasonable best efforts to maintain and preserve its and its Subsidiaries’ business organization and its material rights and franchises and to retain the services of its and its Subsidiaries’ officers and key employees and maintain relationships with customers, suppliers, lessees, licensees and other third parties. Without limiting the generality of the foregoing, the Company shall not, except as required by Applicable Law or Governmental Authority, as otherwise expressly contemplated or permitted by this Agreement or as set forth in Section 5.3(b) of the Company Disclosure Schedule, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed):

(i) do or effect any of the following actions with respect to its securities: (A) adjust, split, combine or reclassify its capital stock, (B) make, declare or pay any dividend or distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock (except from holders of Stock Options or Warrants in full or partial payment of any exercise price and any applicable Taxes payable by such holder upon exercise to the extent required or permitted under the terms of such Stock Options or Warrants), (C) grant any person any right or option to acquire any shares of its capital stock, (D) issue, deliver or sell or agree to issue, deliver or sell any additional shares of its capital stock or any securities or obligations convertible into or exchangeable or exercisable for any shares of its capital stock or such securities (except pursuant to the exercise of the Stock Options or Warrants that are outstanding as of the date hereof), or (E) enter into any agreement, understanding or arrangement with respect to the sale, voting, registration or repurchase of its capital stock;

(ii) directly or indirectly sell, transfer, lease, pledge, mortgage, encumber or otherwise dispose of any of its property or assets other than in the ordinary course of business;

(iii) make or propose any changes the Company Certificate of Incorporation or the Company’s Bylaws;

(iv) merge or consolidate with any other person;

(v) acquire assets of any other person outside of the ordinary course of business consistent with past practice, or acquire capital stock of any other person;

(vi) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity or pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business or as reflected or reserved against in the most recent financial statements;

(vii) create any Subsidiaries;

(viii) enter into any Contract described in Section 4.16 other than Contracts described in subsection (o) thereof and User Agreements in the ordinary course of business with terms substantially the same as the Company’s form of User Agreement provided to Parent, including no restriction on the use of customer data, disclaimers of warranties and a cap on liabilities;

(ix) enter into or modify any employment, severance, termination or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer, director, consultant or employee, or otherwise increase the compensation or benefits provided to any present or former officer, director, consultant or employee except as may be required by Applicable Law, or grant, or reprice the exercise or payment of any of the Stock Options or other equity-based awards (except for grants to the extent permitted by Section 5.3(b)(i);

(x) enter into, adopt or materially amend any Plan, except as may be required by Applicable Law;

(xi) fail to pay the accounts payable, debts, Taxes, regulatory or license fees, and other obligations of Company or any of its Subsidiaries when due;

(xii) take any action that could give rise to severance benefits payable to any officer or director as a result of consummation of the Transactions;

(xiii) change any method or principle of accounting in a manner that is inconsistent with past practice, except to the extent required by generally accepted accounting principles as advised by the Company’s regular independent accountants;

(xiv) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to, any Contract set forth in Section 4.16 of the Company Disclosure Schedule;

(xv) enter into any confidentiality agreements or arrangements other than in the ordinary course of business consistent with past practice (other than as permitted, in each case, by Section 5.3(d));

(xvi) incur, authorize or commit to any capital expenditures;

(xvii) permit any material insurance policy naming the Company or any of its Subsidiaries as a beneficiary or a loss payee to be canceled or terminated, except in the ordinary course of business;

(xviii) permit or cause any Subsidiary to do any of the foregoing or agree or commit to do any of the foregoing;

(xix) with respect to any Intellectual Property and with respect to any rights to Intellectual Property granted under any material Contract (other than customary licenses to intellectual property granted to end users or third party manufacturers or service providers in the ordinary course of business consistent with past practice), (i) transfer, assign or license to any person any rights to such Intellectual Property; (ii) abandon, permit to lapse or otherwise dispose of any such Intellectual Property; (iii) make any change in such Intellectual Property that would reasonably be expected to impair such Intellectual Property or the Company’s rights with respect thereto; or (iv) disclose to any person (other than Representatives of Parent), any trade secrets, know-how or confidential or proprietary information, except, in the case of confidential or proprietary information, in the ordinary course of business to a person that is subject to confidentiality obligations; or

(xx) agree in writing or otherwise to take any of the foregoing actions.

(c) Certain Tax Matters.

(i) During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to: (A) timely file all Tax Returns (taking into account any permitted extensions) required to be filed by or on behalf of such entity; (B) timely pay all Taxes shown as due and payable on such Tax Returns; (C) accrue a reserve in the books and records and financial statements of any such entity in accordance with past practices for all Taxes payable but not yet due; and (D) promptly notify the Parent of any actions pending against or with respect to such entity in respect of any amount of Tax and not settle or compromise any material Tax liability without the Parent’s consent, which shall not be unreasonably withheld.

(ii) Except in the ordinary course of business and consistent with past practices, the Company and its respective Subsidiaries shall from the date of this Agreement to the Effective Time (A) not file any material amended Tax Return or claim for a material Tax refund; (B) not agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Taxes; (C) not settle or compromise material Tax liability or surrender the right to a material Tax refund; (D) not make or change any material Tax election; and (E) not change any Tax accounting period or change any material method of Tax accounting, in each case, without the prior written consent of Parent.

(d) Solicitation.

(i) Until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 7.1, the Company shall not, and shall direct its Representatives not to, directly or indirectly, (1) solicit, initiate, encourage or knowingly facilitate any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, (2) participate in any negotiations regarding an Acquisition Proposal with, or furnish any non-public information or access to its properties, books, records or personnel to, any person that has made or, to the Knowledge of the Company, is considering making an Acquisition Proposal, (3) engage in discussions regarding an Acquisition Proposal with any person that has made or, to the Knowledge of the Company, is considering making an Acquisition Proposal, except to notify such person as to the existence of the provisions of this Section 5.3(d), (4) approve, endorse, or recommend any Acquisition Proposal, (5) enter into any letter of intent or agreement in principle or any agreement providing for any Acquisition Proposal (except for confidentiality agreements permitted under this Section 5.3(d)), (6) otherwise cooperate with, or assist or participate in, encourage or knowingly facilitate any effort or attempt by any person (other than Parent, Merger Sub or their Representatives) with respect to, or which would reasonably be expected to result in, an Acquisition Proposal, or (7) exempt any person from the restrictions contained in any state takeover or similar laws.

(ii) Notwithstanding the limitations set forth in Section 5.3(d)(i), from and after the date hereof until the earlier of the date on which the Company obtains Stockholder Approval and the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), if the Company receives an unsolicited bona fide written Acquisition Proposal (1) which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, constitutes a Superior Proposal and which Acquisition Proposal did not result from a breach of this Section 5.3 or any other provision of this Agreement and (2) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the Company Board taking the actions set forth in clauses (x) and (y) below with respect to such Acquisition Proposal is required in order for the Company Board to comply with its fiduciary obligations to the Company Stockholders under Applicable Law, then the Company may take the following actions: (x) furnish non-public information to the person making such Acquisition Proposal (provided that the person has executed an Acceptable Confidentiality Agreement) and (y) engage in discussions or negotiations with, and only with, such person making such Acquisition

Proposal provided that all such information had been provided, or is concurrently provided, to Parent. Without limiting the generality of the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any director, officer or employee of the Company or any of its Subsidiaries or any investment banker, attorney, accountant or other advisor or representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.3(d) by the Company.

(iii) Other than in accordance with Sections 5.3(d)(ii) and (iv), the Company Board shall not: (A) withdraw, modify, amend or qualify, or propose publicly to withdraw, modify, amend or qualify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation; (B) approve, adopt or recommend any Acquisition Proposal; or (C) exempt any person from the restrictions contained in any state takeover or similar laws (each of the foregoing, a “Change of Recommendation”).

(iv) Before the Company obtains Stockholder Approval, if, in response to the receipt of a Superior Proposal that has not been withdrawn or abandoned, the Company Board has concluded in good faith, after consultation with the Company’s outside legal counsel, that the Company Board taking the actions set forth in clauses (x) and (y) below with respect to such Acquisition Proposal is required in order for the Company Board to comply with its fiduciary obligations to the Company Stockholders under Applicable Law, the Company Board may (x) approve or recommend such Superior Proposal, and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company Board shall not approve or recommend such Superior Proposal and Company shall not terminate this Agreement unless at or concurrently with such termination, the Company pays the Termination Fee in full and otherwise complies with the provisions of ARTICLE VII; provided, further, that the Company Board shall not approve or recommend any Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal unless:

A. the Company shall have provided prior written notice to Parent, at least three (3) Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the identity of the party making such Superior Proposal and the material terms and conditions thereof;

B. after providing such notice and prior to effecting such Change of Recommendation, approving or recommending such Superior Proposal or terminating this Agreement to enter into a proposed definitive agreement with respect to such Superior Proposal, the Company shall, during the Notice Period, negotiate with Parent or its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement as would permit the Company not to effect a Change of Recommendation or would cause the Acquisition Proposal no longer to be a Superior Proposal, as reasonably determined by the Company Board, and make their Representatives available for such negotiations; and

C. the Company Board shall have considered in good faith any changes to this Agreement offered in writing by Parent in a manner that would form a binding contract if accepted by the Company and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal if such changes were to be given effect.

In the event of any amendment to the financial terms or any other material revision to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 5.3(d)(iv) with respect to such new written notice.

(v) No Change of Recommendation shall change the approval of the Company Board for purposes of causing any state takeover statute or other state law to be applicable to the Transactions. However, after any termination of this Agreement in accordance with Section 7.1, the state takeover statutes will apply to any offer, stock purchase or other action by Parent that triggers those measures.

(e) Litigation Cooperation. In the event that any permanent, preliminary or temporary order or Applicable Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions, the Company and Parent shall use their reasonable best efforts to take commercially reasonable steps necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened order so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement. The Company and Parent shall keep each other reasonably informed unless doing so would, in the reasonable judgment of such other party, jeopardize any privilege of the Company or any of its Subsidiaries with respect thereto, regarding any Action commenced or threatened against any party to this Agreement or any of their respective Affiliates by any Governmental Authority or any private party relating to, arising out of or involving this Agreement or the Transactions or that would otherwise prevent or materially impede the consummation of the Transactions (collectively, the “Transaction Litigation”). The Company and Parent shall promptly advise each other orally and in writing and shall cooperate fully in connection with, and shall consult with each other with respect to any Transaction Litigation and the Company and Parent shall give consideration to each other’s advice with respect to such Transaction Litigation. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be obligated to, and the Company and its Subsidiaries shall not without the prior written consent of Parent, agree or proffer to divest or hold separate, or enter into any licensing, business restriction or similar arrangement with respect to, any assets (whether tangible or intangible) or any portion of any business of Parent, the Company or any of their respective Subsidiaries.

(f) Director Resignations. The Company shall use reasonable best efforts to cause to be delivered to Parent resignations (in form reasonably acceptable to Parent) executed by each director of the Company and the Company’s Subsidiaries immediately prior to the Effective Time. At the request of Parent, the Company will use reasonable best efforts to cooperate with Parent to effect the replacement of any such directors selected by Parent.

(g) Access. The Company shall permit representatives of Parent to have appropriate access at all reasonable times to the Company’s premises, properties, books, records, contracts, documents, customers and suppliers. Parent will keep the information obtained pursuant to this Section 5.3(g) or in connection with this Agreement confidential in accordance with the terms of the Confidentiality Agreement and shall cause its Representatives who receive any portion of the same to keep all such information confidential, except as may otherwise be required by law.

(h) Transaction Expense Statement. Not later than two (2) Business Days preceding the Closing Date, the Company shall provide Parent with a written notice, in form and substance reasonably acceptable to Parent, setting forth the amount of the Transaction Expenses (the “Transaction Expense Statement”) and wire instructions for all Persons to be paid in respect thereof.

(i) Company Disclosure Schedules. The Company Disclosure Schedule delivered pursuant to this Agreement is an integral part of this Agreement. Information and disclosures set forth in any part of the Company Disclosure Schedule are deemed disclosed for each other representation and warranty of the Company in this Agreement to the extent that such disclosure is responsive to such representation and warranty and the applicability of that disclosure to that representation and warranty is reasonably apparent on its face. Without limiting the generality of the foregoing, the mere listing, or inclusion of a copy, of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein, unless the representation or warranty is being made as to the existence of the document or other item itself.

(j) Cash at Closing. The Company shall ensure that it has no less than $100,000 in cash on the Closing Date, which may be the cash deposit held by Pershing LLC.

ARTICLE VI

CONDITIONS

6.1 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver (in writing), on or prior to the Closing Date, of each of the following conditions:

(a) The Merger and the Transactions shall have received Stockholder Approval, and Parent shall have received the executed Stockholder Consent evidencing such Stockholder Approval.

(b) The Merger and the Transactions shall have received approval from FINRA to consummate the Merger as required by NASD Membership and Registration Rule 1017(c).

6.2 Conditions to the Obligations of Parent. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver (in writing), on or prior to the Closing Date, of each of the following conditions:

(a) Agreements and Conditions. On or before the Closing Date, the Company shall have complied with and duly performed, in all material respects, all agreements and covenants on their part to be complied with and performed pursuant to or in connection with this Agreement on or before the Closing Date.

(b) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 4.4 shall be true and correct as of the Closing Date in all material respects as if made on the Closing Date (with it being understood that representations and warranties that address matters only as of a specified date shall be determined as of that specified date), and (ii) each of the other representations and warranties made by the Company in this Agreement, the Ancillary Agreements and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects as of the Closing Date as if made on the Closing Date, except for inaccuracies which, individually or in the aggregate, do not constitute and could not reasonably be expected to result in a Material Adverse Effect (with it being understood that representations and warranties that address matters only as of a specified date shall be determined as of that specified date).

(c) No Governmental Action. (i) No Action shall have been instituted or threatened by any Governmental Authority of competent jurisdiction challenging or seeking to make illegal, materially delay, or otherwise, restrain or prohibit, the Transactions, (ii) no Governmental Authority or court of competent jurisdiction shall have issued an order, decree, injunction or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or preventing the Transactions and (iii) no Governmental Authority or court of competent jurisdiction shall have taken any action or enacted, entered enforced promulgated or issued any law is reasonably likely to result, directly or indirectly, in any of the consequences referred to in subsection (i) above.

(d) No Material Adverse Effect. There shall have been no Material Adverse Effect since December 31, 2013.

(e) Officers’ Certificate. Parent shall have received a certificate dated the Closing Date and executed by the Chief Administrative Officer or Chief Financial Officer of the Company to the effect that the conditions set forth in Sections 6.2(a)-(d) shall have been satisfied.

(f) Change of Recommendation. The Company Board (or a special committee thereof) shall not have made a Change in Recommendation.

(g) Ancillary Agreements. Parent shall have received all of the Ancillary Agreements, duly executed and delivered by the parties thereto (other than Parent and Merger Sub).

(h) Encumbrances. The Company shall have delivered satisfactory evidence that all Encumbrances set forth on Section 6.2(h) of the Parent Disclosure Schedule in respect of the properties and assets of the Company and the Subsidiaries shall be discharged at or prior to Closing or will be discharged from the payment of Closing Liabilities from proceeds of the transaction.

(i) FIRPTA Certificate. The Company shall have delivered a statement issued by the Company pursuant to Treasury Regulation Section 1.897-2(h) certifying that the Company is not a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code which statement, together with such other documentation as is required, shall be promptly filed with the Internal Revenue Service upon the Closing of the Merger.

(j) Financial Statements. Parent shall have received a complete and accurate copy of the Company’s audited 2013 financial statements consisting of the consolidated balance sheet of the Company as of December 31, 2013 and the related statements of income, retained earnings, stockholders’ equity and cash flows for the year then ended, and such financial statements are consistent in all material respects with the unaudited version furnished to Parent by the Company.

6.3 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver (in writing), on or prior to the Closing Date, of each of the following conditions:

(a) Agreements and Conditions. On or before the Closing Date, the Parent and Merger Sub shall have complied with and duly performed, in all material respects, all agreements, covenants and conditions on their part to be complied with and performed pursuant to or in connection with this Agreement on or before the Closing Date.

(b) Representations and Warranties. The representations and warranties made by Parent in this Agreement, the Ancillary Agreements and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects as of the Closing Date as if made on the Closing Date, except for inaccuracies which, individually or in the aggregate, do not constitute and could not reasonably be expected to result in a Material Adverse Effect.

(c) No Governmental Action. (i) No Action shall have been instituted or threatened by any Governmental Authority of competent jurisdiction challenging or seeking to make illegal, materially delay, or otherwise, restrain or prohibit, the Transactions, (ii) no Governmental Authority or court of competent jurisdiction shall have issued an order, decree, injunction or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or preventing the Transactions and (iii) no Governmental Authority or court of competent jurisdiction shall have taken any action or enacted, entered enforced promulgated or issued any law is reasonably likely to result, directly or indirectly, in any of the consequences referred to in subsection (i) above.

(d) Officers’ Certificate. The Company shall have received a certificate dated the Closing Date and executed by an authorized officer of the Parent to the effect that the conditions set forth in Section 6.3(a)-(c) shall have been satisfied.

(e) Ancillary Agreements. The Company shall have received all of the Ancillary Agreements, duly executed and delivered by the parties thereto (other than the Company).

ARTICLE VII

TERMINATION AND AMENDMENT

7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the Company Stockholders):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if there shall be any Applicable Law that makes consummation of the Merger illegal or otherwise permanently prohibited, or if any judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction permanently enjoining Parent or the Company from consummating the Merger shall have been entered and such judgment, injunction, order or decree shall have become final and non-appealable; provided, however, that the right to terminate this Agreement shall not be available to any party whose breach of any representation or warranty set forth in this Agreement or whose failure or Affiliate’s failure to perform any material covenant or obligation under this Agreement has been the cause of or resulted in the issuance, promulgation, enforcement or entry of any such Applicable Law or judgment, injunction, order or decree;

(c) by either Parent or the Company if the Merger shall not have been consummated before June 30, 2014 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose breach of any representation or warranty set forth in this Agreement or whose failure or Affiliate’s failure to perform any material covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before the Outside Date;

(d) by Parent if the Company Board shall have (i) withdrawn, modified, or changed the Company Board Recommendation in a manner adverse to Parent, or (ii) approved or recommended any Acquisition Proposal;

(e) by Parent if the Company has breached any of its representations and warranties in ARTICLE IV or ARTICLE V of this Agreement and as a result thereof, the condition set forth in Section 6.3(b) will not be satisfied;

(f) by Parent, if (i) the Majority Consent, duly executed by the Persons set forth in Section 4.4(c) of the Company Disclosure Schedule, representing written consents of the Company Stockholders sufficient to achieve Stockholder Approval (other than UBS in respect of its ownership of Series A Stock and Series E-1 Stock), shall not have been delivered to Parent and the Company within five (5) Business Days following the date of this Agreement or (ii) the UBS Consent duly executed by UBS shall not have been delivered to Parent and the Company within ten (10) Business Days following the date of this Agreement;

(g) by Parent or the Company if (i) the terminating party is not in material breach of its obligations under this Agreement and (ii) there shall have been a material breach by the other party or its Affiliates of any of its covenants or agreements contained in this Agreement and such breach shall not have been cured within 30 days after notice thereof shall have been received by the party alleged to be in breach;

(h) by the Company if Parent or Merger Sub have breached any of their representations and warranties in ARTICLE III of this Agreement and as a result thereof, the condition set forth in Section 6.2(b) will not be satisfied; or

(i) by the Company in accordance with Section 5.3(d) if, prior to the date on which Stockholder Approval is obtained, the Company (i) executes a definitive agreement with respect to a Superior Proposal and (ii) pays to Parent the Termination Fee simultaneous with the termination of this Agreement.

7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders, except for Sections 3.4, 4.6, 7.3, ARTICLE IX and ARTICLE X; provided, however, that this Section 7.2 and any termination of this Agreement shall not relieve a party to this Agreement from liability to the other party for damages arising from a breach of this Agreement; provided, further, however, that the Company will not have any liability under this Agreement in the event that it is obligated to pay, and has paid the Termination Fee.

7.3 Termination Fee.

(a) The Company shall pay to Parent the sum of $750,000 (the “Termination Fee”) on the terms provided below upon the occurrence of any of the following events:

(i) Outside Date/Pending Acquisition Proposal. This Agreement has been validly terminated by Parent or the Company pursuant to Section 7.1(c) because the Merger shall not have occurred by the Outside Date, and (i) prior to the time of the Outside Date, there was a publicly announced proposal by a third party contemplating an Acquisition Proposal, (ii) such proposal was pending at the time of such Outside Date and has not been publicly withdrawn, and (iii) within twelve (12) months after the termination of this Agreement, (x) the Company or any of its Subsidiaries enters into an acquisition agreement with respect to an Acquisition Proposal or (y) an Acquisition Proposal has been consummated by the Company. The Termination Fee shall be payable by the Company to Parent two (2) Business Days after the first to occur of the events referred to in clauses (x) and (y) above.

(ii) Withdrawal of Support by Company Board. This Agreement has been validly terminated by Parent pursuant to Section 7.1(d). The Termination Fee shall be payable by the Company to Parent within two (2) Business Days after the termination.

(iii) Breach. This Agreement has been validly terminated by Parent pursuant to Section 7.1(g), and (i) at the time of termination there is a publicly announced proposal by a third party contemplating an Acquisition Proposal that is pending and has not otherwise been publicly withdrawn, and (ii) within twelve (12) months after the termination of this Agreement, (x) the Company or any of its Subsidiaries enters into an acquisition agreement with respect to an Acquisition Proposal or (y) an Acquisition Proposal has been consummated by the Company. The Termination Fee shall be payable by the Company to Parent two (2) Business Days after the first to occur of the events referred to in clauses (x) and (y) above.

Notwithstanding anything to the contrary in this Agreement, in the event that the Termination Fee becomes payable pursuant to this Section 7.3 and is paid in accordance with this Agreement, the receipt of such fee shall be deemed to be liquidated damages and the exclusive remedy for any breach and any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Representatives in connection with this Agreement (and the termination or breach hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Parent, Merger Sub, any of their respective Representatives or any other person shall be entitled to bring or maintain any other claim, action or proceeding against the Company or any of its Representatives arising out of this Agreement, any of the Transactions or any matters forming the basis for such termination, whether for damages or specific performance of this Agreement, except for fraud. In no event will the Company be required to pay the Termination Fee on more than one occasion.

(b) Failure to Obtain Stockholder Approval. In the event that this Agreement is terminated by Parent pursuant to Section 7.1(f), then the Company shall pay Parent all reasonably documented out-of-pocket fees and expenses incurred by Parent, Merger Sub and their respective Affiliates in connection with the transactions contemplated by this Agreement. Such expenses shall be payable by the Company to Parent within two (2) Business Days after the termination.

The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 7.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 7.3, the Company shall pay to Parent its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 7.3 at a rate of twelve percent (12%) per annum.

ARTICLE VIII

TAX MATTERS

8.1 Straddle Period. For purposes of determining the Pre-Closing Tax Liabilities, in the case of any taxable period that includes, but does not end on, the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company and any sales, use and other similar Taxes for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Company for a Straddle Period that relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for such entire Straddle Period multiplied by a fraction, the numerator of which shall be the number of days in the taxable period ending on the Closing Date and the denominator of which shall be the total number of days in such Straddle Period.

8.2 Tax Periods Ending on or before the Closing Date. The Parent or the Company shall, at their sole cost and expense, engage Citrin Cooperman to prepare and file all Tax Returns for the Company and its Subsidiaries for all periods ending on or prior to the Closing Date that are filed after the Closing Date and all Straddle Period Tax Returns. Each such Tax Return shall be prepared in a manner consistent with the Company’s past practices, procedures and accounting methods. The Parent or the Company shall provide each such Tax Return to the Stockholder Representative for its review and comment not later than fifteen (15) days before the due date for filing such Tax Return (taking into account extensions) and shall make any revisions thereto that are reasonably requested by the Stockholder Representative; provided, however, that (i) the Stockholder Representative shall not have any right to comment on the Parent or the Company making an election under Section 338(g) of the Code, and (ii) neither Parent nor the Company shall be obligated to make any revisions that may be requested by the Stockholder Representative that relate to Parent or the Company making an election under Section 338(g) of the Code, unless the Tax Return reporting the results of the election under Section 338(g) of the Code shows a Pre-Closing Tax Liability, in which case this subsection (ii) shall not apply.

8.3 Cooperation on Tax Matters.

(a) The Parent, the Surviving Corporation and the Stockholder Representative shall cooperate, as and to the extent reasonably requested by any other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees or representatives available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. The Company (after the Closing) shall (i) retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations for the respective taxable periods, and (ii) abide by all record retention agreements entered into with any taxing authority.

(b) The Parent, the Surviving Corporation and the Stockholder Representative shall, upon request from the other party, use commercially reasonable efforts to mitigate, reduce, defer or eliminate any Tax that could be imposed (including, but not limited to, any Tax with respect to the transactions contemplated hereby).

8.4 Certain Taxes. All transfer (including real property), documentary, sales, stamp, registration and other similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement (including any corporate-level gains Tax triggered by the sale of the Company Common Stock and any similar Tax imposed by states or subdivisions) shall be paid by the Parent when due, and the Parent will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, stamp, registration and other similar Taxes and fees.

8.5 Additional Tax Provisions.

(a) After the Closing and until such time as all funds in the Escrow Account have been released pursuant to the terms hereof or the Escrow Agreement, all refunds, if any, received or receivable by the Parent or the Company in respect of Taxes actually paid for any Pre-Closing Tax Period shall be for the account of the Series E-2 Stockholders, and the amount thereof shall be paid by Parent or the Company within a reasonable period of time after receipt of such refund by Parent or the Company to the Stockholder Representative for the benefit of the Series E-2 Stockholders, except to the extent that the refund was included as a Tax asset on the Closing Balance Sheet.

(b) On and after the Closing Date until such time as all funds in the Escrow Account have been released pursuant to the terms hereof or the Escrow Agreement, none of Parent, the Company or its Subsidiaries shall, without the prior written consent of the Stockholder Representative, (i) make or amend any Tax claim, disclaimer, waiver or election (other than making an election under Section 338(g) of the Code) with respect to the Company or its Subsidiaries for a Pre-Closing Tax Period, (ii) amend, file (except in accordance with this Agreement) or otherwise modify any Tax Return for a Pre-Closing Tax Period, or (iii) take any other action (other than making an election under Section 338(g) of the Code) that relates or is attributable to or that affects any Pre-Closing Tax Period that results in an increased Tax liability (or a reduction in a refund) for a Pre-Closing Tax Period, provided, that, Parent, the Company, or any of its Subsidiaries shall be entitled to take any action that would otherwise be limited under this Section 8.5(b) without the prior written consent of the Stockholder Representative with respect to any position reported on a Tax Return for a Pre-Closing Tax Period if Parent, the Company or a relevant Subsidiary, in consultation with its third-party tax advisors, makes a good-faith determination that the Company or its Subsidiaries, as applicable, did not have at least a reasonable basis for taking any such position.

ARTICLE IX

INDEMNIFICATION

9.1 Survival of Representations. Except for the Fundamental Representations described in the next sentence, the representations and warranties contained in this Agreement shall survive the Closing Date (or, if there is no Closing, the date hereof) for a period of twelve (12) months, and shall then terminate. Such time limitation shall be extended to twenty-four (24) months with respect to the representations and warranties contained in these sections: (collectively, the “Fundamental Representations”): Sections 3.1 (Organization and Standing), 3.2 (Corporate Power and Authority), 3.3 (Conflicts; Consents and Approvals), 3.4 (Brokerage and Finders’ Fees), 4.1 (Organization and Standing), 4.2 (Subsidiaries), 4.3 (Corporate Power and Authority), 4.4 (Capitalization of the Company), 4.5 (Conflicts; Consents and Approvals), 4.6 (Brokerage and Other Fees) and 4.12 (Taxes). Notwithstanding the foregoing, any representation or warranty that would otherwise terminate in accordance with this Section shall continue to survive if notice has been given as provided in this Agreement prior to such termination, solely with respect to and for the purpose of such claim, until such claim has been satisfied or otherwise is resolved as provided in this Article. Any limitation or qualification set forth in any one representation and warranty contained in ARTICLE III or ARTICLE IV shall not limit or qualify any other representation and warranty contained in such Article. Each representation and warranty included in this Agreement is independent and shall be interpreted without regard to any other representation or warranty contained herein (including any more inclusive representation or warranty). All covenants and agreements of the parties contained herein and in the Ancillary Agreements other than the Escrow Agreement, and the indemnification responsibilities with respect thereto, shall survive the Closing Date for a period of two years, and then shall terminate. The waiver by any party of any condition at the Closing or the breach or inaccuracy of any representation or warranty, or the breach of or non-compliance with any covenant or obligation, shall not affect the right of such party to the indemnification, payment or reimbursement of Losses (as defined below) or any other right or remedy based on such breach, inaccuracy or non-compliance.

9.2 Indemnification of Parent Indemnified Parties. Subject to limitations in this ARTICLE IX (including limitation of all recourse to funds in the Escrow Account), each Series E-2 Stockholder shall indemnify, defend and hold harmless Parent, its Affiliates (including the Company and the Subsidiaries) and their directors, officers, stockholders, agents, successors and permitted assigns (“Parent Indemnified Parties”) from and against, and shall pay and reimburse the foregoing Persons for, any and all losses, liabilities, claims, obligations, penalties, damages, costs and expenses (including all reasonable attorneys’ fees and disbursements and other costs incurred or sustained by an Indemnitee (as defined below) in connection with the investigation, defense or prosecution of any such claim or any action or proceeding between the Indemnitee and the Indemnifying Party (as defined below) or between the Indemnitee and any third party or otherwise), whether or not involving a third-party claim (“Losses”) relating to or arising out of:

(a) any inaccuracy (or alleged inaccuracy if asserted by a third party) of any representation or warranty of the Company contained in this Agreement or in any certificate delivered by or on behalf of the Company in connection herewith;

(b) any breach of any covenant or agreement of the Company contained in this Agreement;

(c) any Transaction Expenses not reflected in the Transaction Expense Statement or paid at Closing;

(d) any Closing Liabilities not reflected in the Estimated Closing Certificate or paid at Closing;

(e) a demand for appraisal of shares by a Company Stockholder pursuant to Section 262 of the DGCL; provided that Losses pursuant to this Section 9.2 shall be limited to the sum of (A) the costs and expenses incurred by the Surviving Corporation and Parent in respect of such demand for appraisal after the Effective Time and (B) the excess, if any, of the amount paid by the Surviving Corporation or Parent in respect of the shares of Common Stock and Preferred Stock subject to a demand for appraisal over the Merger Consideration otherwise payable in respect of such shares;

(f) any Specified Stockholder Claims, but only if and to the extent that such claims are not covered by a Director and Officer Liability Insurance Policy; and/or

(g) any Pre-Closing Tax Liabilities; provided, however, that indemnification shall be provided under this Section 9.2(g) only to the extent that the aggregate amount of such Taxes exceeds the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Closing Balance Sheet; and provided, further that no indemnification shall be provided under this Section 9.2(g) for (A) any Taxes of the Company that arise as a result of a transaction, action or omission carried out or effected by the Parent or the Company at any time after the Closing on the Closing Date (except (i) for any transaction, action or omission carried out or effected by the Company in the ordinary course of business on the Closing Date, consistent with past practices, (ii) any Taxes that may be imposed on the Company as a result of a breach of the representations and warranties provided in Section 4.12(j), and (iii) any action permitted to be taken by Parent, the

Company or any of its Subsidiaries under Section 8.5(b) without the prior written consent of the Stockholder Representative); (B) any Taxes of the Company for all taxable periods other than the Pre-Closing Tax Period, including any Taxes resulting from a reduction in a Tax benefit realized by the Parent or the Company relating to the Company’s Pre-Closing Tax Period, or (C) any Taxes imposed on the Company resulting from any breach of any covenant or agreement of Parent or the Company (after the Closing) contained in this Agreement. For clarity, indemnification for a Pre-Closing Tax Attribute (including any additional Taxes attributable thereto) shall be limited to Taxes resulting from a breach of the representations and warranties set forth in Section 4.12(j). This Section 9.2(g) shall be the sole and exclusive remedy of the Parent and the Company for any Losses arising out of or related to the Company’s Taxes attributable to Pre-Closing Tax Periods.

9.3 Indemnification by Parent. Subject to limitations in this ARTICLE IX, Parent shall indemnify, defend and hold harmless the Series E-2 Stockholders, their respective Affiliates and their respective directors, officers, stockholders, agents, successors and permitted assigns (“Stockholder Indemnified Parties”) from and against, and shall pay and reimburse the foregoing Persons for, any and all Losses relating to or arising out of:

(a) the inaccuracy (or alleged inaccuracy if asserted by a third party) of any representation or warranty of Parent or Merger Sub contained in this Agreement or any certificate delivered by or on behalf of Parent or Merger Sub in connection herewith; and/or

(b) any breach of any covenant or agreement of Parent or Merger Sub contained in this Agreement.

9.4 Procedures for Indemnification; Defense. The party making a claim under this ARTICLE IX is referred to as the “Indemnitee”, and the party against whom such claims are asserted under this ARTICLE IX is referred to as the “Indemnifying Party”.

(a) Third Party Claims. If any Indemnitee receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”), or discovers facts that would form a basis for a Third Party Claim, against such Indemnitee with respect to which the Indemnifying Party is or may be obligated to provide indemnification under this Agreement, the Indemnitee shall give the Indemnifying Party (or, in the case of a Parent Indemnified Party seeking indemnification, such Parent Indemnified Party shall give the Stockholder Representative) reasonably prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is materially prejudiced by reason of such failure. Such notice by the Indemnitee shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof to the extent reasonably available and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party shall have the right to participate in, or if it shall have acknowledged in writing its obligation to provide indemnification to the Indemnitee in respect thereof, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnitee shall cooperate in good faith in such defense; provided that if the Indemnifying Party is a Series E-2 Stockholder, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (i) is asserted directly by or on behalf of a Person that is a supplier or customer of the Business, or (ii) seeks an injunction or other equitable relief against the Indemnitee. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 9.4(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnitee. The Indemnitee shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnitee; provided that if in the reasonable opinion of counsel to the Indemnitee, (A) there are legal defenses available to an Indemnitee that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnitee that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnitee in each jurisdiction for which the Indemnitee determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnitee in writing of its election to defend, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnitee may pay, compromise and defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. The Stockholder Representative and Parent shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b) Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnitee, except as provided in this Section 9.4(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnitee and provides, in customary form, for the unconditional release of each Indemnitee from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnitee. If the Indemnitee fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnitee may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnitee fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim.

(c) Direct Claims. Any Action by an Indemnitee on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnitee giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than ten (10) days after the Indemnitee becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is materially prejudiced by reason of such failure. Such notice by the Indemnitee shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof to the extent reasonably available and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnitee shall allow the Indemnifying party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnitee shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnitee’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnitee shall be free to pursue such remedies as may be available to the Indemnitee on the terms and subject to the provisions of this Agreement.

(d) Cooperation. Upon a reasonable request by the Indemnifying Party, each Indemnitee seeking indemnification hereunder in respect of any Direct Claim hereby agrees to consult with the Indemnifying Party and act reasonably to take actions reasonably requested by the Indemnifying Party in order to attempt to reduce the amount of Losses in respect of such Direct Claim. Any costs or expenses associated with taking such actions shall be included as Losses hereunder.

9.5 Limitations on Indemnification. Notwithstanding any provision contained in this ARTICLE IX to the contrary, no Indemnitee shall be entitled to assert any claim for indemnification in respect of breach(es) of representations and warranties under Section 9.2(a) or 9.3(a) until such time as all claims for indemnification under this ARTICLE IX by such Indemnitee (and all related Indemnitees) hereunder exceed One Hundred Thousand Dollars ($100,000) in the aggregate (the “Basket”), and then only to the extent of such excess; provided, however, that the Basket shall not apply (i) if a representation or warranty was fraudulent or was known to be inaccurate when made or (ii) to any breach(es) of Fundamental Representations. All recourse for any claim of any kind by any Person against the Series E-2 Stockholders under or in connection with this Agreement (including, for the avoidance of doubt and without limitation, all claims for indemnification under Section 9.2), the Escrow Agreement, or any other Ancillary Agreement or the transactions contemplated hereby or thereby shall be strictly limited to funds in the Escrow Account other than claims of fraud against any Person who committed the fraud.

9.6 Exclusive Remedy. From and after the Closing, except as provided below, the sole and exclusive remedy of any party hereto under or in connection with this Agreement, the Escrow Agreement, or any other Ancillary Agreement or the transactions contemplated hereby or thereby (including for any breach or failure to be true and correct, or alleged breach or failure to be true and correct, of any representation or warranty or any covenant or agreement in this Agreement or otherwise arising from the Merger shall be indemnification in accordance with this ARTICLE IX. Notwithstanding the foregoing, this Section 9.6 shall not operate to (i) interfere with or impede the operation of the provisions of Section 2.8 providing for the resolution of certain disputes relating to the calculation of Closing Net Working Capital, (ii) limit the rights of the parties to seek equitable remedies (including specific performance or injunctive relief) after the Closing, or (iii) limit a claim of fraud against any Person who committed the fraud.

9.7 Escrow. Any payment that the Series E-2 Stockholders are obligated to make to any Parent Indemnified Party pursuant to this ARTICLE IX or under Section 2.8 shall be paid solely by release of funds to such Parent Indemnified Party from the Escrow Account by the Escrow Agent in accordance with this Agreement and the Escrow Agreement. The Escrow Amount (to the extent not utilized to pay a Parent Indemnified Party for any Claim) shall be released by the Escrow Agent from the Escrow Account to the Disbursing Agent in trust for the benefit of the Series E-2 Stockholders as follows: (a) on the 12-month anniversary of the Closing Date, the amount of $500,000; (b) on the 18-month anniversary of the Closing Date, the amount of $500,000, and on the 24-month anniversary of the Closing Date, the remaining amount of $500,000. The Escrow Agent shall retain an amount (up to the total amount then held by the Escrow Agent) in the Escrow Account equal to the amount of Claims for indemnification under this ARTICLE IX asserted prior to the applicable anniversary but not yet resolved (“Unresolved Claims”), solely to be available to pay Unresolved Claims and not for any other purpose or claims. The Escrow Amount retained for Unresolved Claims shall be released by the Escrow Agent (to the extent not utilized to pay a Parent Indemnified Party for any such Claims resolved in favor of a Parent Indemnified Party) upon their resolution in accordance with this ARTICLE IX and the terms of the Escrow Agreement. For the sake of clarity, this Section 9.7 shall not limit any claims of fraud against any Person who committed the fraud.

9.8 Mitigation; Other Limitations.

(a) In calculating amounts payable to an Indemnitee pursuant to this ARTICLE IX, the amount of any Losses shall be determined without duplication of any other Losses for which indemnification has been made in respect of any other representation, warranty, covenant, or agreement and shall be computed net of (i) payments actually received by Indemnitee under any insurance policy with respect to such Losses, and (ii) any actual recovery by Indemnitee from any other Person with respect to such Losses, in each case, net of any costs incurred in connection with such recoveries.

(b) Each Indemnitee shall take commercially reasonable steps to mitigate their respective Losses on and after becoming aware of any event or condition which could reasonably be expected to give rise to any Losses hereunder and to act reasonably in connection with such Indemnitee’s decisions to pursue or not pursue indemnification, contribution and insurance proceeds or similar payments and recoveries that might mitigate Losses that would be recoverable under this ARTICLE IX.

9.9 Payments. Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this ARTICLE IX, the Indemnifying Party shall satisfy its obligations within three (3) Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds or, with respect to a Series E-2 Stockholder, by releasing funds to the applicable Parent Indemnified Party from the Escrow Account in accordance with the Escrow Agreement, to the extent available. The parties hereto agree that should an Indemnifying Party not make full payment of any such obligations within such three (3) Business

Day period, any amount payable shall accrue interest from and including the date of agreement of the Indemnifying Party or final, non-appealable adjudication to and including the date such payment has been made at a rate per annum equal to 12%. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed.

9.10 Tax Treatment of Indemnity Payments. Parent and the Stockholders agree to treat any indemnity payment made pursuant to this ARTICLE IX or Section 2.8 as an adjustment to the Merger Consideration for federal, state, local and foreign tax purposes, except to the extent otherwise required by applicable Law.

9.11 No Contribution. The Series E-2 Stockholders shall not have any right of contribution or indemnification from the Surviving Corporation or Parent with respect to any Loss claimed by a Parent Indemnified Party pursuant to this ARTICLE IX or Section 2.8.

9.12 Waiver of Rights Against the Company. By approving the Merger and accepting the Merger Consideration, the Series E-2 Stockholders waive any and all claims they may have in their capacities as stockholders against the Surviving Corporation and its Subsidiaries, including, without limitation, any claims arising out of the Unit Purchase Agreements, dated December 5, 2011 and February 28, 2013; provided, however, nothing in this Section constitutes a waiver of (a) rights or claims under this Agreement, the Escrow Agreement, and other Ancillary Agreements, (b) for the avoidance of doubt, rights or claims under indemnification or similar agreements and indemnification, exculpation and advancement of expense provisions in the Company’s Certificate of Incorporation and Bylaws, or (c) for the avoidance of doubt, to repayment of the Secured Promissory Notes dated February 26, 2014, in the aggregate principal amount of $1,500,000, issued by the Company to certain of its Series E-2 Stockholders (the “Bridge Loan”). The Series E-2 Stockholders acknowledge that if they are indefeasibly paid in full with respect to the Bridge Loan in accordance with the terms thereof, they will not have any further claims arising from the Bridge Loan.

ARTICLE X

MISCELLANEOUS

10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or dispatched by a nationally recognized overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent or Merger Sub:

MTS Markets International Inc.

1270 Avenue of the Americas

28th floor

New York, NY 10020

Attention: Mark Monahan, Chief Executive Officer

Telecopy No.: (212) 314-1240

With a copy to:

London Stock Exchange Group General Counsel

10 Paternoster Square

EC4M 7LS London

United Kingdom

Attention: Catherine Johnson

Telecopy No.: +44 (0) 20 7334 8908

and

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

Attention: Whitney J. Smith, Esq.

Telecopy No.: (212) 539-3901

(b)	if to the Company:

Bonds.com Group, Inc.

1500 Broadway

31st Floor

New York, NY 10036

Attention: Chief Executive Officer and Chief Financial Officer

Telecopy No.: (646) 224-8848

with a copy to:

Hill, Ward & Henderson, P.A.

101 E. Kennedy Boulevard

Suite 3700

Tampa, FL 33602

Attention: David S. Felman

                  Eric J. Hall

Telecopy No.: (813) 221-2900

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; when dispatched, if sent by facsimile, subject to confirmation of uninterrupted transmission by a transmission report; provided that any notice dispatched by facsimile after 5:00 P.M. Eastern Standard Time (at the place where facsimile is to be received) shall be deemed to have been received at 8:00 A.M. Eastern Standard Time (at the place where facsimile is to be received) on the next Business Day; when dispatched, if sent by electronic-mail, subject to electronic confirmation of receipt by the recipient or telephone confirmation thereof.

10.2 Stockholder Representative.

(a) The parties have agreed that the Required Series E-2 Stockholders will before Closing designate the Stockholder Representative to act for and on behalf of Series E-2 Stockholders for the purposes set forth herein. The Stockholder Representative shall serve as the Stockholder Representative of Series E-2 Stockholders with respect to the matters set forth in this Agreement to be performed by the Stockholder Representative.

The Company and, by virtue of its approval of the Merger and-this Agreement, or by virtue of surrendering or delivering one or more certificates or loss affidavits representing Merger Shares, each Series E-2 Stockholder (except for such Series E-2 Stockholders, if any, who have perfected their appraisal rights under the DGCL) irrevocably appoints the Stockholder Representative as the sole agent, proxy and attorney-in-fact for such Series E-2 Stockholder for all purposes of this Agreement, including the full power and authority on such Series E-2 Stockholder’s behalf after the Closing (i) to disburse any funds received by the Stockholder Representative hereunder to such Series E-2 Stockholder and each other Series E-2 Stockholder; (ii) to execute such further instruments of assignment to effect the transactions contemplated hereby as Parent or Merger Sub shall reasonably request; (iii) to take all other actions to be taken by or on behalf of such Series E-2 Stockholder in connection herewith; (iv) to use the Reserve Amount in the manner provided for in this Agreement; (v) to enter into and perform under the Escrow Agreement on behalf of the Series E-2 Stockholders, including providing instructions to the Escrow Agent to make any payments which are required pursuant to Sections 2.8 or Article IX; (vi) to receive notices as a deemed Indemnifying Party with respect to any Third Party Claims or Direct Claims under this Agreement or the Escrow Agreement; (vii) to negotiate, settle, compromise, participate in the defense of or prosecute Third Party Claims or Direct Claims in accordance with Article IX or the Escrow Agreement; and (viii) to do each and every act and exercise any and all rights which such Series E-2 Stockholder or Series E-2 Stockholders collectively are permitted or required to do or exercise under this Agreement after the Closing. Each Series E-2 Stockholder agrees that such agency and proxy are coupled with an interest, are irrevocable without the consent of the Stockholder Representative, and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of any Series E-2 Stockholder. All decisions and actions by the Stockholder Representative shall be binding on all Series E-2 Stockholders, and no Series E-2 Stockholder shall have the right to object, dissent, protest or otherwise contest the same. The Stockholder Representative shall be entitled to engage such counsel, experts, consultants and other advisors as it shall deem necessary in connection with exercising its powers and performing its functions hereunder and shall be entitled to conclusively rely on the opinions and advice of such Persons. The Stockholder Representative may (but need not) consult with any Series E-2 Stockholder in connection with exercising their powers and performing their functions hereunder and each Series E-2 Stockholder shall cooperate with and offer reasonable assistance to the Stockholder Representative in connection therewith. Notwithstanding anything to the contrary contained herein, the Stockholder Representative shall not do any of the following without prior written direction of the Required Series E-2 Stockholders: (i) appear in a court or in an arbitration proceeding for the purpose of initiating or defending a claim, (ii) settle a claim that requires a payment from the Escrow Account, or (iii) voluntarily incur costs and expenses that it reasonably expects to exceed the Reserve Fund, except as necessary to defend itself in a matter for which it is entitled to be indemnified under Section 10.2(c). In addition, the Stockholder Representative does not have the authority to amend, modify or waive any provision of this Agreement or any other Ancillary Agreement, or enter into any other agreement, compromise or settlement, if such amendment, modification, waiver, agreement, compromise or settlement would (1) cause the aggregate liability of any Series E-2 Stockholder to Parent Indemnified Parties in respect of Losses subject to indemnification under this Agreement to exceed such stockholder’s pro rata amount of the amount in the Escrow Account, or (2) specifically discriminate against, or disproportionately affect, any Series E-2 Stockholder, in each case without such stockholder’s consent.

(b) Each of Parent, Merger Sub, the Company and, by virtue of its approval of the Merger and this Agreement, or by virtue of surrendering or delivering one or more certificates or loss affidavits representing Merger Shares, each Series E-2 Stockholder agrees that any action taken or omitted to be taken by the Stockholder Representative hereunder is taken or omitted to be taken by the Stockholder Representative in its capacity as agent, representative, proxy and attorney-in-fact for each Series E-2 Stockholder and not in any other capacity.

(c) Each Series E-2 Stockholder agrees that Parent, Merger Sub and the Surviving Corporation shall be entitled to rely conclusively on any action taken or failure to act by the Stockholder Representative pursuant to this Section 10.2 (an “Authorized Action”), and that each Authorized Action shall be binding on each Series E-2 Stockholder as fully as if such Series E-2 Stockholder had taken such Authorized Action. Parent and Merger Sub agree that the Stockholder Representative (in its capacity as Stockholder Representative) and its respective Affiliates, and its and its respective Affiliates’ respective managers, members, stockholders, officers and employees (collectively, with respect a Stockholder Representative, a “Stockholder Representative Group”) in each case, shall have no liability to Parent, Merger Sub, the Surviving Corporation or any other Person for any Authorized Action, except to the extent that such Authorized Action is found by a final order of a court of competent jurisdiction to have constituted fraud or willful misconduct. By virtue of its approval of the Merger and this Agreement, or by virtue of surrendering or delivering one or more certificates or loss affidavits representing Merger Shares, each Series E-2 Stockholder (including, for the avoidance of doubt, any Series E-2 Stockholder that is acting as a Stockholder Representative) hereby severally and pro rata based on their respective percentages of proceeds set forth on Exhibit G attached hereto, for itself only and not jointly and severally, agrees to indemnify and hold harmless the Stockholder Representative Group from and against all losses, damages, costs, expenses and liabilities of any kind (including reasonable attorneys’ fees) incurred by the Stockholder Representative Group in connection with, or arising out of, any actions taken or omitted to be taken in its capacity as Stockholders Representatives hereunder. The cost of such indemnification shall be an expense of the Stockholder Representative and shall be satisfied firstly (but not exclusively) from the Reserve Amount. At the time of the final release of funds from the Escrow Account, the Parent and Series E-2 Stockholders authorize the Stockholder Representative to direct the Escrow Agent, without further consent of the Series E-2 Stockholders, to disburse funds from the Escrow Account otherwise payable to the Series E-2 Stockholders to the Stockholder Representative Group to pay amounts due under this subsection.

(d) Notwithstanding any other provision to the contrary hereunder, the Stockholder Representative shall not have by reason of this Agreement or any Ancillary Agreement a fiduciary relationship in respect of any Series E-2 Stockholder. In performing its functions and duties under this Agreement or any Ancillary Agreement, the Stockholder

Representative shall act solely as the agent for Series E-2 Stockholders and does not assume nor shall be deemed to have assumed any obligation or relationship of trust or agency with or, for any other Person. The Stockholder Representative shall not be required to take any action that exposes it to personal liability or that is contrary to this Agreement or Applicable Law. The Stockholder Representative Group shall not be liable to any Series E-2 Stockholder for any action taken or omitted by it or any agent employed by it hereunder, under any Ancillary Agreement or under any other document entered into in connection herewith or therewith, except that the Stockholder Representative Group shall not be relieved of any liability imposed by Applicable Law for fraud or willful misconduct. The Stockholder Representative shall not be liable to Series E-2 Stockholders for any apportionment or distribution of payments made by the Stockholder Representative in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Series E-2 Stockholder to whom payment was due, but not made, shall be to recover from other Series E-2 Stockholders any payment in excess of the amount to which they are determined to have been entitled. The Stockholder Representative shall not be required to make any inquiry concerning either the performance or observance on the part of Parent or Merger Sub of any of the terms, provisions or conditions of this Agreement or any Ancillary Agreement. Neither the Stockholder Representative Group nor any agent employed by it shall incur any liability to any Series E-2 Stockholder by virtue of the failure or refusal of the Stockholder Representative for any reason to consummate the transactions contemplated hereby or relating to the performance of its other duties hereunder, except for actions or omissions constituting fraud or willful misconduct. The Stockholder Representative may resign as Stockholder Representative at any time without any liability to Series E-2 Stockholders, Parent, the Surviving Corporation or any other Person.

(e) The Required Series E-2 Stockholders may remove any Stockholder Representative at any time, with or without cause. If the Stockholder Representative is removed, becomes unable to serve or resigns as a Stockholder Representative, the Required Series E-2 Stockholders may designate the successor to that Stockholder Representative and the other Series E-2 Stockholders agree to that appointment. In connection with any such removal, the Required Series E-2 Stockholders shall (i) appoint a successor Stockholder Representative and (ii) provide written notice thereof to the Parent, who shall be entitled to rely upon such written notice for all purposes of this Agreement. Such successor Stockholder Representative shall thereupon succeed to and become vested with all the rights and duties of the removed Stockholder Representative, and the removed Stockholder Representative shall be discharged from its duties and obligations hereunder. After the removed Stockholder Representative’s removal hereunder as Stockholder Representative, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while Stockholder Representative.

(f) Without limiting the rights and powers of the Stockholder Representative in any way, the Stockholder Representative shall provide timely notice to the Required Series E-2 Stockholders prior to any significant action in its capacity as the Stockholder Representative and any disbursements of funds from the Reserve Amount in excess of $25,000. The Stockholder Representative will provide an accounting of the Reserve Fund to the Series E-2 Stockholders quarterly and at any time on their request.

10.3 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The headings, the table of contents and the index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes”, or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

10.4 Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original.

10.5 Entire Agreement. This Agreement (including the documents, schedules and exhibits referred to herein), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings, agreements or representations by or among the parties, written and oral, with respect to the subject matter hereof and thereof.

10.6 Third-Party Beneficiaries. Except for the agreements set forth in Section 5.2(a) and in ARTICLES IX and X which create third party beneficiary rights in favor of the Persons identified therein in accordance with the terms hereof, nothing in this Agreement, express or implied, is intended or shall be construed to create any third-party beneficiaries.

10.7 Governing Law. This Agreement, and all claims or causes of action (whether at law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement, the negotiation, execution or performance hereof or thereof, and the Transactions shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

10.8 Consent to Jurisdiction; Venue.

(a) Each of the parties irrevocably submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) for the purpose of any action or proceeding arising out of or relating to this Agreement. Each of the parties agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. In the event of a lawsuit or other legal proceeding arising out of or related to this Agreement, the non-prevailing party shall reimburse the prevailing party, on demand, for its reasonable attorneys’ fees and costs, including those incurred in litigating entitlement to attorneys’ fees and costs, and those incurred in determining or quantifying the amount of recoverable attorneys’ fees and costs.

(b) Each of the parties irrevocably consents to the service of any summons and complaint and any other process in any other action or proceeding relating to the Transactions, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 10.8 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

10.9 Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLE WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided that Parent or Merger Sub shall have the right to assign this Agreement and the rights, interests and obligations hereunder to any of their respective Affiliates. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

10.11 Expenses. Each party hereto shall pay all costs and expenses, including the fees and disbursements of any counsel and accountants retained by them, incurred by them in connection with the preparation, execution, delivery and performance of this Agreement, the agreements related hereto and the transactions contemplated hereby or thereby, whether or not the transactions contemplated hereby or thereby are consummated.

10.12 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption of this Agreement by the Company Stockholders, but after any such approval, no amendment shall be made that by law requires further approval or authorization by the Company Stockholders without such further approval or authorization. Notwithstanding the foregoing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

10.13 Extension; Waiver. At any time prior to the Effective Time, Parent (with respect to the Company) and the Company (with respect to Parent and Merger Sub) by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of such party, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

10.14 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

10.15 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any agreed court, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond or other security in connection therewith); specific performance being in addition to any other remedy to which the parties are entitled at law or in equity.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have signed this Agreement as of the date first written above.

MTS Markets International, Inc.

By:	/s/ Mark Monahan
Name: Mark Monahan
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

MMI Newco Inc.

By:	/s/ Mark Monahan
Name: Mark Monahan
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Bonds.com Group, Inc.

By:	/s/ John M. Ryan
	Name:	John M. Ryan
	Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX A

DEFINED TERMS

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to the Company in any material substantive respect than those contained in the Confidentiality Agreement.

“Acquisition Proposal” means any proposal, offer or indication of interest made by any person or group of persons (other than Parent, Merger Sub or an Affiliate thereof), including any proposal, offer or indication of interest to the Company Stockholders, relating to, or that could reasonably be expected to lead to, in one transaction or a series of related transactions, (i) any merger, consolidation, share exchange for 50% (in number or voting power) of any class of equity securities of the Company, business combination, recapitalization, liquidation, dissolution or other similar transaction (including any so-called merger-of-equals and whether or not the Company is the entity surviving any such transaction) involving the Company or any of its Subsidiaries; (ii) any sale, lease, license, exchange, transfer or other disposition of assets (including equity securities of any Subsidiary) or businesses that constitute 50% or more of the revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, issuance, exchange, transfer or other disposition in which the Company or any of its Subsidiaries participates and which results in any person beneficially owning more than 50% (in number or voting power) of any class of equity securities or other capital stock of the Company or of any of its Subsidiaries; or (iv) any transaction, including a tender offer or exchange offer, that, if consummated, would result in any person, together with all Affiliates thereof, beneficially owning more than 50% (in number or voting power) of any outstanding class of equity securities or other capital stock of the Company or of any of its Subsidiaries.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means the Escrow Agreement and the Disbursing Agent Agreement.

“Applicable Law” means, with respect to any Person, any applicable federal, state, regional, local or foreign law, statute, ordinance, rule, regulation or order, the rules of FINRA and any other self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act) of which such Person is, or is required to be, a member.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Wilmington, Delaware are authorized or required by Law to be closed for business.

ANNEX A

Page ii

“Closing Liabilities” means the amounts necessary to satisfy and extinguish the following liabilities and obligations of the Company and its Subsidiaries, in each case along with related interest due (whether or not accrued), fees, premiums, penalties and Taxes, if any:

(i) All outstanding director fees, including fees or payments triggered by the Transactions and fees due to the members of the Special Committee of the Board of Directors;

(ii) All outstanding severance, separation and settlement obligations that arise from pre-closing actions of the Company;

(iii) All unpaid bonuses owed to present or former employees of the Company or its Subsidiaries, including bonus or incentive payments triggered by the Transactions;

(iv) Consulting fees and change of control fees payable to Thomas Thees and any other consultant;

(v) Unpaid amounts with respect to the purchase of computer equipment from Fame I Computers Inc.;

(vi) Unpaid legacy accounts payable and accruals; and

(vii) All outstanding Bridge Loans.

“Confidentiality Agreement” means that certain confidentiality agreement between Parent and the Company dated as of December 3, 2013.

“Company Certificate” means the Amended and Restated Certificate of Incorporation of the Company, filed on April 24, 2013 with the Delaware Secretary of State.

“Company Obligee” means those persons to whom Closing Liabilities are owed.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) resulting from a violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health plan requirements of Sections 701 et seq. of the Code and Section 701 et seq. of ERISA, (v) under Section 409A of the Code and (v) under corresponding or similar provisions of foreign laws or regulations.

“Current Assets” means with respect to the Company and the Subsidiaries, all current assets determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies, including those regarding the establishment of general and specific reserves, that were used in the preparation of the Company’s financial statements as of September 30, 2013, but excluding, without duplication, (i) deferred income Tax assets, and (ii) the proceeds of any bridge financing by any of the Company’s Series E-2 Stockholders or their affiliates.

ANNEX A

Page iii

“Current Liabilities” means with respect to the Company and the Subsidiaries, all current liabilities determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies including those regarding the establishment of general and specific reserves, that were used in the preparation of the Company’s financial statements as of September 30, 2013, but excluding, without duplication, (i) any Closing Liabilities, (ii) Transaction Expenses, (iii) deferred income Tax liabilities and (iv) any liabilities with respect to any bridge financing by any of the Company’s Series E-2 Stockholders or their affiliates.

“Encumbrance” means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Environmental Laws” means all federal, state, local or foreign laws, authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices, orders, permits, plans, rules or regulations relating to the environment (including, without limitation, indoor and ambient air, surface water, groundwater, wetlands, land surface or subsurface strata), pollution, including, without limitation, laws relating to or regulating emissions, discharges, releases or threatened releases of Hazardous Materials, or relating to or regulating the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Environmental Permit” means any permit, approval, license, registration, or other authorization required under or issued pursuant to any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, together with the rules and regulations thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Sections 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Escrow Account” means a segregated escrow account into which a portion of the Merger Consideration will be deposited pursuant to the terms hereof and the Escrow Agreement.

“Escrow Agent” means Wilmington Trust, N.A.

“Escrow Agreement” means the Escrow Agreement by and among Parent, the Company, the Stockholders Representatives and the Escrow Agent substantially in the form attached as Exhibit F.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with all rules and regulations thereunder.

ANNEX A

Page iv

“Hazardous Materials” means all chemicals, pollutants, contaminants, or industrial, toxic or hazardous substances, toxic or hazardous wastes, petroleum or petroleum products, additives, asbestos, polychlorinated biphenyls, medical or infectious waste, and all materials, substances or chemicals regulated under any Environmental Law.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, whether registered or not, including, all domestic or foreign patents, domestic or foreign patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, apparatus, trade secrets, nondisclosure rights, confidentiality rights, know how, proprietary rights, trademarks, trademark registrations and applications, service marks, service mark registrations and applications, trade names, trade dress, copyright registrations, customer lists, marketing and customer information, licenses, technical information (whether confidential or otherwise), domain names, software, and all documentation thereof.

“Knowledge of the Company” means facts or other information actually known by the Company or any senior executive of the Company or a Subsidiary or which a prudent individual in such position could be expected to discover in the course of conducting a reasonably comprehensive investigation of the relevant subject matter.

“Material Adverse Effect” means:

(a) with respect to any party, any event, change or effect, individually or in the aggregate with all such other events, changes or effects, has occurred which has a material adverse effect on the business, assets, liabilities (contingent or otherwise), results of operations or financial condition of such party and its Subsidiaries taken as a whole or the ability of such party to consummate the transactions contemplated hereby on a timely basis; provided, however, that a Material Adverse Effect shall not include (either alone or in combination) any change in or effect upon such party or any of its Subsidiaries directly or indirectly arising out of or attributable to: (i) conditions affecting the industry or industry sector in which such party or any of its Subsidiaries participates, or the U.S. economy as a whole or in any location where that party or any of its Subsidiaries has material operations (provided, that the impact on such party is not materially disproportionate to the impact on other similarly situated entities); (ii) conditions affecting the securities markets, credit markets, currency markets or other financial markets in the U.S. or any other country in the world (provided, that the impact on such party is not materially disproportionate to the impact on other similarly situated entities); (iii) acts of war, sabotage, or terrorism; (iv) the announcement or pendency of this Agreement and the Transactions, including to the extent arising therefrom, (A) the termination or potential termination (or the failure or potential failure to renew or enter into) contracts with actual or potential customers, suppliers, or potential disruption in the relationship of the party or any of its Subsidiaries with any of its customers, suppliers, distributors, venture partners, or other business partners, or (B) the loss or departure of any officers or employees of such party or any of its Subsidiaries; (v) the taking of any action approved or consented to by the other party, or the failure to take any action to which the other party has approved or consented in writing or otherwise requested in writing; (vi) the failure to take any action specifically prohibited by this Agreement; (vii) any change in accounting requirements or principles or any change in Applicable Law, or the interpretation of them; (viii) changes in the Company’s stock price or the trading volume of the Company’s stock (but not, in each case, the underlying cause, unless the underlying cause was excepted by this definition); and (ix) failure by the Company to meet internal projections or forecasts, or published revenue or earnings predictions; or

ANNEX A

Page v

(b) with respect to the Company and its Subsidiaries, (i) the existence of any liability or obligation of the Company or any Subsidiary (including any contingent liability) that could reasonably be expected to amount to One Million Dollars ($1,000,000) or more and which was not disclosed to Parent as of the date hereof, unless (A) the Company agrees to include the liability as a Closing Liability, (B) the liability is a Specified Stockholder Claim covered by Section 9.2, or (c) the liability is an appraisal rights claim covered by Section 9.2; (ii) the termination of that certain Software Licensing, Hosting, Joint Marketing, and Services Agreement by and among InterDealer Securities, LLC, InterDealer Technologies, LLC and the Company, dated July 8, 2009 (but not the failure to reach agreement on terms left to be determined under the amendment to the agreement dated February 28, 2014); (iii) any event, change or effect which has a material adverse effect on (A) the ability of the Company or any of its Subsidiaries to retain all licenses and permits from governmental and quasi-governmental authorities that it holds as of the date hereof and that are required for it to conduct its business, including the ability of Bonds.com, Inc. to retain its registration as a broker dealer under the Exchange Act or its membership in FINRA or (B) the ability of Bonds.com, Inc. to do business as a broker dealer with customer accounts after the Closing, or (iv) any of the events, changes or effects set forth in Section 4.11 of the Company Disclosure Schedule.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” defined in Section 13(d)(3) of the Exchange Act), trust, association, or entity of government, political subsidiary, agency or instrument of government.

“Plans” means all employee benefit plans, programs and other arrangements providing benefits to any current or former employee, officer, director, consultant or independent contractor in respect of services provided to the Company or any of its Subsidiaries or to any beneficiary or dependent thereof, and whether covering one person or more than one person, sponsored or maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute. Without limiting the generality of the foregoing, the term “Plans” includes any defined benefit or defined contribution pension plan, profit sharing plan, stock ownership plan, deferred compensation agreement or arrangement, vacation pay, sickness, disability or death benefit plan (whether provided through insurance, on a funded or unfunded basis or otherwise), employee stock option or stock purchase plan, bonus or incentive plans or programs, severance pay plan policy, practice or agreement, employment agreement, retiree medical benefits plan and each other employee benefit plan, program or arrangement, including, without limitation, each “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Pre-Closing Tax Liabilities” means (i) the amount of any Taxes actually payable by the Company for all taxable periods ending on or prior to the Closing Date and the portion of the taxable period through the end of the Closing Date for any Straddle Period (the “Pre-Closing Tax Period”), and (ii) reasonable, out-of-pocket expenses (including reasonable attorneys’ fees) incurred or sustained by the Company or the Parent in connection with investigating or defending a claim by a taxing authority for such indemnifiable Taxes.

ANNEX A

Page vi

“Release” means any disposing, discharging, injecting, spilling, leaking, leaching, dumping, pumping, pouring, emitting, escaping, emptying, seeping, migrating, placing and the like, into or upon any land or water or air, or otherwise entering into the environment.

“Representatives” means the officers, directors, employees, partners, members, managers, agents, advisors, Subsidiaries, Affiliates or representatives of a party.

“Required Series E-2 Stockholders” means any two of the following Series E-2 Stockholders: Daher Bonds Investment Company, Oak Investment Partners XII, L.P., and GFINET Inc.

“Reserve Amount” means $100,000, but subject to increase under Section 2.9.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, together with the rules and regulations thereunder.

“Series E-2 Stockholders” means Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, LP, GFINET Inc. , Bonds MX, LLC, XOL Holdings, Plough Penny Partners, HJ Iwema, Trimarc Capital Fund, L.P., Montpelier Investments and Kazazian Capital.

“Specified Stockholder Claims” means claims initiated by stockholders of the Company alleging breaches of fiduciary duty by the Company Board with respect to the approval or recommendation of the Merger or the Transactions.

“Stockholder Representative” means a person to be designated to serve in that role by the Required Series E-2 Stockholders.

“Subsidiary”, with respect to any Person, means any corporation or other organization, incorporated or unincorporated, (i) of which such party or another subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such party or any subsidiary of such party do not have 50% or more of the voting interests in such partnership) or (ii) 50% or more of the securities or other interests of which having by their terms ordinary voting power to elect at least 50% of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries (or if there are no such voting securities or interests, 50% or more of the equity interests of which is directly or indirectly owned or controlled by such party or one or more of its Subsidiaries).

“Superior Proposal” means an Acquisition Proposal which the Company Board (A) determines in its good faith, after consultation with the Company’s outside legal counsel and financial advisor, to be more favorable to the Company Stockholders from a financial point of view than the Merger, taking into account all relevant factors (including, among other things, expected timing, risk of consummation, regulatory issues and approvals, all terms and conditions, and any proposed changes to this Agreement that may be proposed by Parent in a binding written offer in response to such Acquisition Proposal).

ANNEX A

Page vii

“Tax Returns” means returns, reports, schedules and forms relating to Taxes required to be filed with any Governmental Authority of the United States or any other jurisdiction responsible for the imposition or collection of Taxes.

“Taxes” means all taxes (whether federal, state, local or foreign) based upon or measured by income and any other tax whatsoever, including, without limitation, gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise, or property taxes, together with any interest or penalties imposed with respect thereto.

“Transaction Expenses” means the aggregate amount of all unpaid fees and expenses incurred by the Company and its Subsidiaries in connection with the process of selling the Company or otherwise relating to the negotiation, preparation or execution of this Agreement or any Ancillary Agreement or the performance or consummation of the transactions contemplated hereby or thereby, including any Disbursing Agent, broker, investment banker or financial or other advisor fees payable as a result of the Closing; provided, however, that “Transaction Expenses” shall not include any amounts included in the calculation of Working Capital or amounts that otherwise constitute Closing Liabilities.

“UBS” means UBS Americas Inc.

“Working Capital” means Current Assets, less Current Liabilities.

“Working Capital Threshold” means a deficit of $275,000.

ANNEX A

Page viii